As Filed with the Securities and Exchange Commission on June 2, 1998

                                                           File No. 0-24079

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 10/A-1

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             ANDERSON-TULLY COMPANY
                             ----------------------
                          (Exact Name of Registrant as
                           Specified in Its Charter)


               Mississippi                            62-0115690
               -----------                            ----------
          (State or Other Jurisdiction of            (I.R.S. Employer
          Incorporation or Organization)             Identification No.)

          1242 North Second Street
               P.O. Box 28
               Memphis, TN                                38101
               -----------                                -----
               (Address of Principal                    (ZIP Code)
               Executive Offices)

Registrant's telephone number, including area code:  (901) 576-1400

Securities to be registered pursuant to Section 12(b) of the Act:

               Not Applicable            Not Applicable
               --------------            --------------
               Title of each class       Name of each exchange on which
               to be so registered       each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                         par value, $2,000.00 per share
                         ------------------------------
                                (Title of class)
================================================================================

       Certain statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Pro Forma Condensed Consolidated Financial Information and elsewhere in this Registration Statement contain or may contain information that is forward-looking, including, without limitation: statements regarding the effect of the Merger (as defined herein); the Company's future financial performance; the attempt of the Company to qualify as a real estate investment trust (a "REIT") and the effect of government regulations. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors including, without limitation: national and local economic conditions; the terms of governmental regulations that affect the Company and its subsidiaries and interpretations of those regulations; the competitive environment in which the Company and its subsidiaries operate; and possible environmental regulations. In addition, the Company's continued qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code. Readers should carefully review this Registration Statement in its entirety, including but not limited to the Consolidated Financial Statements of the Company and the Pro Forma Condensed Consolidated Financial Information and the notes thereto, as well as the risk factors described herein.

ITEM 1.   DESCRIPTION OF BUSINESS

OVERVIEW

     Anderson-Tully Company, a Mississippi corporation (the "Company"), was formed in 1889 and owns high quality hardwood timberlands in North America. The timberlands, which are located along the Mississippi River primarily in Mississippi, Arkansas, Louisiana and Tennessee, include approximately 324,000 fee acres of hardwood timberlands (the "Timberlands"). See "Operations--Timber and Wood Products Segment--The Timberlands."


     The Company is principally engaged in the business of managing its timberlands and having its standing timber harvested by Anderson-Tully Timber Company, a Mississippi corporation ("AT Timber"), pursuant to a timber cutting contract that qualifies for special treatment under Section 631(b) of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, the Company owns approximately 8,000 acres of farmland that it leases and interests in six commercial real estate properties. The Company also owns 100% of the non-voting preferred stock in two corporations and has a wholly owned subsidiary which is the general partner of and a limited partner in a limited partnership, which controls entities engaged in the harvesting, production and sale of timber and wood products (including hardwood lumber, rotary veneer, logs and pulpwood) and the river construction business. The Company will elect to be taxed as a REIT effective as of January 1, 1998. As a REIT, the Company, except to the extent described below, will not be subject to Federal corporate income taxes to the extent that its income is distributed to shareholders of the Company ("Shareholders"). See "Taxation of the Company."

CORPORATE STRUCTURE AND CONSOLIDATION METHOD

     After giving effect to the 1997 Restructuring Transactions described below, the Company owns 100% of the non-voting preferred stock representing 82.2% of the economic interest in AT Timber, which harvests the Company's standing timber from the Company pursuant to the Timber Harvest Agreement (as described herein) and resells logs and pulpwood, and 100% of the non-voting preferred stock representing 95% of the economic interest in Anderson-Tully Lumber Company, a Mississippi corporation ("AT Lumber"), which manufactures and sells hardwood lumber. A wholly owned subsidiary of the Company owns a 1% general partnership interest and a 0.3% limited partnership interest in Anderson-Tully Veneers, L.P. ("Veneers"), which was formed in 1995 to enter the market to produce and sell hardwood rotary veneer. Veneers owns 100% of the common stock of Anderson-Tully Management Services LLC ("AT Management"), which provides administrative and management services to all related entities, and 100% of the common stock of Patton-Tully Transportation LLC ("PT Transportation"), which is engaged in the river construction business formerly conducted by PT Transportation prior to the 1997 Restructuring Transactions. AT Management owns (i) 100% of the common stock representing 17.87% of the economic interest in AT Timber and (ii) 100% of the common stock representing 5% of the economic interest in AT Lumber. Shareholders of the Company currently hold, in the aggregate, a 98.7% interest in Veneers as limited partners. The limited partners of Veneers (the "Limited Partners") have the exclusive voting authority for the common stock of AT Lumber and AT Timber. An organizational chart of the significant operating entities is presented on the following page.

     Prior to the 1997 Restructuring Transactions, the Company controlled the operations of Veneers as managing general partner and guaranteed Veneers' indebtedness. Accordingly, Veneers' assets, liabilities and results of operations were included in the consolidated financial statements of the Company, with appropriate recognition of the Limited Partners' 98.7% minority interest. After the 1997 Restructuring Transactions, a wholly owned subsidiary of the Company controls the operations of Veneers as managing general partner, the Company possesses a substantial majority of the economic interest of AT Timber and AT Lumber, and the Company guarantees collection of all indebtedness
of Veneers and its subsidiaries.   Accordingly, the assets, liabilities and
results of operations for Veneers, AT Timber, AT Lumber, AT Management and PT Transportation will continue to be included in the consolidated financial statements of the Company with appropriate recognition of the Limited Partners' 98.7% minority interest.

THE 1997 RESTRUCTURING TRANSACTIONS

          In December 1997, the Limited Partners approved certain amendments to the Limited Partnership Agreement of Veneers (the "Partnership Agreement") and certain other matters (collectively, the "1997 Restructuring Transactions") in connection with the restructuring of the Company, Veneers and certain of their respective subsidiaries and affiliates (the "Restructuring"). The 1997 Restructuring Transactions included the following principal transactions: (i) the contribution by the Company of a substantial portion of its non-real estate assets to Veneers,

                [AN ORGANIZATIONAL CHART OF THE COMPANY AND ITS
                  SIGNIFICANT OPERATING ENTITIES IS PRESENTED
                                 ON THIS PAGE.]

AT Timber and AT Lumber in exchange for limited partner interests in Veneers ("LP Interests") and all of the shares of non-voting preferred stock in AT Timber and AT Lumber; (ii) the formation by the Company of Anderson-Tully GP Company (the "New General Partner") ; (iii) the contribution by the Company to the New General Partner of the Company's general partner and limited partner interests in Veneers; (iv) transfer by the Company to the New General Partner of all of the Company's rights to vote the partnership percentage interests of Permitted Transferees; (v) the amendment of the Partnership Agreement to reflect the admission of the New General Partner as the managing general partner of Veneers; (vi) the contribution by Veneers of certain timber production and related assets to AT Timber and AT Lumber in exchange for shares of the common stock in AT Timber and AT Lumber; (vii) contribution by Veneers of the common stock in AT Timber and AT Lumber in exchange for 100% of the total number of authorized membership interests in AT Management and (viii) the assumption by Veneers, AT Lumber and AT Timber of certain indebtedness incurred by the Company, or the incurrence of certain indebtedness by Veneers, in either case with collection of such indebtedness guaranteed in full by the Company. The 1997 Restructuring Transactions also eliminated provisions contained in the Company's Bylaws and in the Partnership Agreement that shares of Common Stock may only be transferred in tandem with limited partnership interests in light of the Company's intention to qualify as a REIT.

     The purpose of the Restructuring was to effect the separation of the Company's timberlands, farmland and commercial real estate holdings from its other operations, including the harvesting of timber and the production, marketing and sale of wood products and river construction and transportation operations. The 1997 Restructuring Transactions were designed to permit the Company to satisfy the REIT qualification tests concerning the nature of a REIT's income and assets.

     The Company anticipates deriving a substantial portion of its income from the harvesting of standing timber pursuant to timber cutting contracts that qualify for special treatment under Section 63l(b) of the Code. The Company currently has its standing timber harvested pursuant to a single timber cutting contract with AT Timber. See "Timber Harvest Agreement with AT Timber." The income derived by the Company from the qualifying timber cutting contract generally will be characterized as long-term capital gains for Federal income tax purposes. As a REIT, the Company generally will be able to pass through such long-term capital gains to Shareholders. See "Taxation of the Company - Income Tests."

THE MERGER AND THE ASSET SALE


     On February 9, 1998, the Company entered into an Agreement and Plan of Merger, dated as of February 9, 1998 (the "Merger Agreement"), with Potlatch Corporation ("Potlatch"), Timberland Growth Corporation ("Newco"), a company newly organized by Potlatch, and Beaver Acquisition Corporation, a newly formed wholly owned subsidiary of Newco ("Newsub"). The Merger Agreement provides for the merger (the "Merger") of the Company with Newsub. If the Merger is completed, each outstanding share of Common Stock (excluding shares of the Common Stock held in the Company's treasury, or held by the Company's subsidiaries and Shareholders who validly perfect dissenters' rights) will be canceled and converted into the right to receive an amount of cash per share determined by a formula set forth in the Merger Agreement.

A chart illustrating the ownership of the Company as of the date of this Registration Statement and as of immediately following the consummation of the Merger is set forth on the following page.

          Simultaneously with and conditioned upon completion of the Merger, Potlatch will acquire for cash substantially all of the assets of and will assume certain liabilities of Veneers relating to its veneer operations, and of AT Management, including the Common Stock of AT Timber and AT Lumber, pursuant to an Asset Purchase Agreement, dated as of February 9, 1998 (the "Asset Purchase Agreement"), among Potlatch, Veneers and AT Management (such transactions are referred to as the "Asset Sale").

     The transactions contemplated by the Merger Agreement were approved by the Board of Directors on February 9, 1998 and the Shareholders of the Company on March 31, 1998. The transactions contemplated by the Asset Purchase Agreement were approved by the Limited Partners of Veneers on April 7, 1998 and the Board of Directors of the New General Partner and the Board of Managers of AT Management on February 9, 1998. Following approval of the Merger by Shareholders, neither the Company nor any of its subsidiaries may, directly or indirectly, participate in any discussions with respect to, or accept any proposal or offer from any person relating to (i) any acquisition of a substantial amount of assets of the Company or any of its subsidiaries (other than in the ordinary course of business) or any of the outstanding capital stock of the Company or (ii) an offer to purchase outstanding shares of capital stock of the Company or any of its subsidiaries or (iii) merger, consolidation, business, combination, sale of substantially all of the assets, recapitalization, liquidation or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

     There can be no assurance that the Merger and the Asset Sale will be completed. The Merger and the Asset Sale are conditioned upon the completion of one another. In addition, both the Merger and the Asset Sale are conditioned upon the completion of an initial public offering by Newco, the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the inapplicability or satisfaction of the requirements of the Mississippi River Timberlands Act of 1991 (the "Timberlands Act") to the Merger. Notice of early termination of the applicable waiting period under the HSR Act was received on April 21, 1998.

INDUSTRY CONDITIONS

     TIMBER SUPPLY. Nationwide, timber supplies have tightened relative to demand over the last decade. Particularly in the western United States, the supply of timber has been significantly affected by reductions in timber sales by the United States government, which owns approximately 20% of all domestic timberland acreage, and by state governments. For example, federal timber under contract in the United States declined from 25.9 BBF in 1986 to 5.9 BBF in 1997. These reductions have been caused primarily by increasingly stringent environmental and endangered species laws and by a change in the emphasis of domestic governmental policy toward habitat preservation, conservation and recreation, and away from timber management. Because most timberlands in the southeastern United States are privately owned, changes in sales of publicly owned timber affect local timber supplies and prices in the Southeast less immediately than in the western United States and other regions with large proportions of public timber ownership.

                    [A CHART ILLUSTRATING THE OWNERSHIP OF
                    THE COMPANY IS PRESENTED ON THIS PAGE]

     More locally, timber supplies can fluctuate depending upon factors such as changes in weather conditions and harvest strategies of local forest products industry participants, as well as occasionally high timber salvage efforts due to unusual pest infestations or fires. Local timber supplies also change in response to prevailing timber prices. Rising timber prices often lead to increased harvesting on private timberlands, including lands not previously made available for commercial timber operations.

     DEMAND. The demand for timber and wood products is dependent upon the markets for lumber, furniture, panel products, paper and other pulp-based products, which are affected by changes in domestic and international economic conditions, global population growth and other demographic factors, and the value of the U.S. dollar in relation to foreign currencies. The end uses for timber vary widely, depending on species, size and quality. As described below, hardwoods and softwoods are utilized in different markets, although their usage overlaps to some extent. For example, most paper products use a blend of
softwood and hardwood fiber.   Historically, timber demand has experienced
cyclical fluctuations, although sometimes at different times and rates within
the markets for solid woods and pulpwood.   Locally, timber demand also
fluctuates due to the expansion or closure of individual conversion facilities.

     Substantially all of the Company's business involves hardwoods, with softwood timber comprising less than 2% of total timber quantities. Hardwoods and softwoods are targeted at different customers and experience different market dynamics. Higher quality hardwoods, such as those managed by the Company, depend primarily upon the market for furniture, flooring, cabinets and architectural moldings. Softwoods such as pine are used primarily for residential construction, industrial uses and pulp. Accordingly, the demand for softwoods is significantly dependent upon the level of residential construction and remodeling activity, which is affected by interest rates and other economic and demographic factors. Reductions in residential construction and remodeling activities are generally followed by declining softwood lumber prices, which are usually followed by declining log prices within two or three months. While tied to housing starts and home remodeling activity to some extent, the end uses for hardwoods are not as directly dependent on construction activities as softwoods, and thus are generally less susceptible to seasonal downturns in construction.

     SOUTHEASTERN REGION. All of the Company's operations are currently located in the southeastern United States, which is a major timber producing region.
The Company's holdings are primarily in Mississippi, Arkansas, Louisiana and Tennessee. Mississippi and Arkansas are heavily wooded states, with a high percentage of privately owned timberlands. In Mississippi, the forest products industry owns approximately 18% of all timberlands, other private owners hold 72%, and government agencies own the remaining 10%. In Arkansas, the forest products industry currently owns approximately 25% of all timberland and other private owners hold 57%, with the balance owned by government agencies. The forest products industry in the southeastern United States supports a variety of hardwood and softwood sawmills, veneer and plywood plants, pulp mills and other conversion facilities.

BUSINESS SEGMENTS

     The Company, Veneers, AT Timber, AT Lumber and PT Transportation primarily operate in three industry segments - Timber and Wood Products, River Construction and Commercial Real Estate. Information relating to the amounts of revenue, income from operations and identifiable assets for each of the Company's industry segments for the fiscal years ended July 31, 1995, 1996, 1997 and the five month period ended December 31, 1997 are presented in Note 10 to the Consolidated Financial Statements set forth beginning at page F-1 of this Registration Statement.


OPERATIONS - TIMBER AND WOOD PRODUCTS SEGMENT

     THE TIMBERLANDS

     The Company currently owns and manages approximately 324,000 fee acres (of which 36,000 acres includes roads, right-of-ways and other non-productive acreage) of timberland located primarily in Mississippi, Arkansas, Louisiana and Tennessee containing a total estimated merchantable sawtimber volume of approximately 1.6 BBF, as well as approximately 11.8 million tons of pulpwood.

        Approximately 70% of the Timberlands acreage consists of relatively flat bottomland sites within the Mississippi River basin, and the remainder consists of upland sites with more diverse terrain. Historically, the Company managed its timberlands with the principal goal of increasing stocking levels of desired species. As a result, the Timberlands are densely stocked with an average volume of approximately 5,500 BF per timbered acre. The Timberlands also benefit from excellent growing conditions, including rich soils, warm climate, long growing season and ample moisture. These stocking levels and growing conditions combine to produce annual growth of approximately 230 BF per acre, which is more than three times greater than recent averages on all hardwood timberlands available for commercial harvesting in the Company's operating region, based on USFS data. The Company believes that these lands produce premium quality hardwoods. The Company estimates that over 40% of its hardwood sawtimber is USFS #1 grade, which is more than four times the recent averages on all hardwood timberlands available for commercial harvesting in the Company's operating region, based on USFS data. ln addition, approximately two-thirds of the Company's hardwood sawtimber is in trees with diameter at breast height of at least 21 inches, compared to recent averages of approximately 22% on all hardwood timberlands for commercial harvesting in the Company's operating region, based on USFS data. The superior grade and size of the Company's hardwood sawtimber results in better yields of wide lumber and lumber with minimal appearance defects, which is more suitable for high-end uses such as furniture and commands premium prices.

 TIMBER QUANTITIES

  Estimated timber quantities set forth below are based upon estimates derived from the Company's most recent continuous forest inventory system measurement concluded as of January 31, 1998. All of the timber quantities shown in this Registration Statement are approximations developed by Company personnel, from which actual quantities of timber may differ.

        The following table sets forth the Company's estimated merchantable sawtimber quantities by species within the Timberlands.

                             MERCHANTABLE SAWTIMBER
                             QUANTITIES BY SPECIES


Species                                  MMBF    Percent
-------                                  -----   --------

Cottonwood                                343      21.5%
Oaks                                      325      20.4%
Hackberry                                 181      11.3%
Pecan/Hickory                             138       8.7%
Gum                                       134       8.4%
Ash                                        94       5.9%
Other/(a)/                                380      23.8%
                                        -----     -----

Total                                   1,595     100.0%
                                        =====     =====
--------

     (a) Includes sycamore, willow, yellow poplar, cypress, loblolly pine and others.

     The Company's timber quantity also includes 11.8 million tons of hardwood pulpwoods.

     BUSINESS STRATEGY - TIMBER

     The Company's primary objective is to maximize long-term cash flow per share by managing its Timberlands to improve their long-term sustainable yield while practicing sound environmental stewardship. The Company's strategy is to manage its Timberlands in a manner designed to optimize the balance among current cash flow and prudent environmental management in order to achieve optimal levels of sustainable yield. The Company believes that opportunities exist to enhance its lands' productivity and yield. The Company intends to continue to manage the Timberlands to maximize sustainable yield over the long term, although the Company may choose to have its timber harvested from time to time at levels above or below its then-current estimate of sustainability for various reasons, including to improve the productivity of certain timber stands.

     The Company pursues sound environmental stewardship and active involvement in federal, state and local policymaking to maximize its assets' long-term value. The Company's uneven-aged timber management practices, by their nature, are environmentally sensitive and sustain ecological and wildlife diversity. Harvest operations may require the Company to leave a mix of green and dead trees at the harvest site, including some large trees, snags and downed logs, to enrich and protect the soil for successive generations of trees and to provide habitats for a variety of wildlife species. The Company also uses prudent logging practices to minimize site damage, and to abide by environmental laws and sustainable forestry practices when the Company lands are harvested.

     TIMBER MANAGEMENT PRACTICES

     An individual tree's value changes over time as it progresses through its life cycle. Beginning as unmerchantable seedlings, trees become increasingly valuable as they attain merchantable size and quality. They continue to add volume as they mature, although eventually at declining rates. If not harvested, trees will ultimately decline in volume and quality due to age and disease.

     Although all trees undergo the same basic pattern of growth and decay, growth rates vary depending on species, location, weather conditions, age and forestry practice. The average annual growth rates of merchantable timber for the Company's hardwoods has historically exceeded 4%. The Company believes it can improve the Timberlands' long-term growth rates by continuing the accelerated harvesting of large-diameter hardwood timber that the Company began in 1997. The Company currently believes that the optimal harvest cycle, or "rotation," for its hardwoods is approximately 40 to 80 years, depending on species and other factors.

     The Company intends to manage its timberlands on an "uneven-aged" basis. Under the uneven-aged approach, trees of varying sizes are removed selectively and more frequently than under the "even - aged" approach, often every five to ten years, thus requiring more intensive harvest planning but reducing regeneration costs because hardwoods will regenerate naturally. The Company's foresters select and mark individual trees for harvest under this approach.

     Harvest plans are based on projections of weather, timber growth rates, regulatory constraints and other assumptions, many of which are beyond the Company's control and there can be no assurance that Company will be able to have the volumes projected or the specific stands designated in the Company's harvest plans harvested.

     ACCESS AND LIMITATIONS ON ACCESS

     Substantially all of the Timberlands are accessible by a system of established roadways, low-maintenance roads and by the Mississippi River. Hunting clubs maintain substantially all of the Company's roadways under the terms of some of the Company's hunting leases. Access to the Timberlands is affected to some extent by weather conditions and regulatory factors. The loading of logs from certain bottomlands adjacent to the Mississippi River onto barges require permits from the United States Department of the Army Corps of Engineers. Among other things, these permits may require compliance with certain water quality and other environmental standards when loading and unloading logs.

     TIMBER HARVEST AGREEMENT WITH AT TIMBER

     In the years preceding the Restructuring, substantially all of the sawtimber harvested from Company lands was consumed in the Company's sawmills and pulpwood was sold to local area pulp and paper mills. Sales of logs to outsiders were generally less than 10% of total logs harvested from Company lands and purchased from the outside. As a result of the Restructuring, the Company no longer operates sawmills, harvests its own timber or sells pulpwood to third parties.

     On January 1, 1998, the Company entered into a one-year timber harvest agreement with AT Timber (the "Timber Harvest Agreement"). Pursuant to the Timber Harvest Agreement, AT Timber has agreed to purchase and harvest in 1998 110 MMBF of standing sawtimber and 660,000 tons of standing pulpwood. AT Timber intends to sell logs to AT Lumber, Veneers and other third parties including sawmills, veneer mills and log exporters and to sell pulpwood to area pulp and paper manufacturers.

     The purpose of the Timber Harvest Agreement is to secure a supply of merchantable standing timber to AT Timber in order for it to meet the needs of its customers, AT Lumber, Veneers and others and to secure to the Company, during the term of the Timber Harvest Agreement, treatment pursuant to Section 631(b) of the Code and to harvest the Company's merchantable timber. Federal income tax treatment of gains derived by the Company from the Timber Harvest Agreement is governed by Section 631(b) of the Code. The initial term of the Timber Harvest Agreement commenced on January 1, 1998, and will expire on December 31, 1998. AT Timber is obligated to pay the Company the "fair market price" of the standing timber, determined by considering relevant data including, but not limited to, third party stumpage sales. The Company anticipates renewing its Timber Harvest Agreement. Volumes to be sold to AT Timber will be determined by balancing the silvicultural needs of the forest and the strength of the current timber and wood products markets.

     WOOD PRODUCTS

     Major wood products historically produced and sold by the Company (prior to the Restructuring) and Veneers include logs, pulpwood, lumber, veneer and laminated truck trailer flooring.

     LOGS AND PULPWOOD: Substantially all of the sawtimber harvested by AT Timber is sold as logs to AT Lumber and Veneers and converted into hardwood lumber and rotary veneer although certain veneer quality and other logs are sold to third party sawmills, veneer mills and log exporters. In addition, AT Timber sells pulpwood to pulp and paper mills in the operating area. AT Timber utilizes outside independent logging contractors to harvest timber. Timber harvested within approximately 50 to 75 miles of the log yard in Vicksburg is transported by truck by third parties. Timber harvested outside a 50 to 75 mile radius from AT Timber's log yard is transported via the

Mississippi River utilizing AT Timber's towboat and fleet of barges. AT Timber also uses river transportation to transport pulpwood to customers with operations near the Mississippi River.

     AT Timber competes primarily in the southern United States market with other pulpwood and log suppliers, including numerous private land and timber owners, some of whom have significantly greater financial resources than AT Timber. Competitive factors with respect to logs and pulpwood generally include price, specie, grade, proximity to customer processing facilities and ability to meet delivery requirements.

     Timber harvest operations are typically impacted during the November to April time period due to rain and the seasonal rise of the Mississippi River. However, AT Timber's river transportation capabilities and the Company's diverse mix of upland and bottomland timberlands enable AT Timber to access certain lands that are inaccessible to others and continue harvesting operations year round. AT Timber maintains a log yard with capacity to store over 10 MMBF of logs (including up to 7.5 MMBF in water storage) which enables it to build up inventories of logs to ensure availability in the winter and spring when log supplies in the operating area decrease. AT Timber believes that the large geographic area in which the Timberlands are located, the ability to access the Timberlands year round and the ability to transport timber using efficient river transportation, and the superior quality and diverse species mix of the timber enables AT Timber to provide an assured supply of logs and pulpwood year round and command superior prices.

     LUMBER: AT Lumber produces green, kiln dried and air dried hardwood lumber, which is sold both domestically and internationally to distributors and manufacturers of end products. Lumber produced and sold is ultimately converted into, among other things, millwork, moldings, cabinets, furniture, caskets, flooring, pallets and containers. AT Lumber produces and sells a broad assortment of lumber to meet customer specifications. Over 20 species are produced of which eight (cottonwood, red oak, white oak, hackberry, sweet gum, pecan/hickory, ash and sycamore) comprise over 80% of lumber sales. All of AT Lumber's logs are currently purchased from AT Timber.

     AT Lumber competes with numerous other hardwood lumber manufacturers some of whom have greater financial resources than the Company. For hardwood lumber, At Lumber's share of the market is not significant. Competitive factors for hardwood lumber include grade, quality, ability to assure continuous supply and pricing. The demand for hardwood lumber is generally dependent on the markets for furniture, residential construction and home remodeling and repair.

     AT Lumber believes that its ability to provide its customers an assured supply of lumber and the superior quality and diverse specie mix of the Company's sawtimber, which provides for better yields of wide lumber and lumber with minimal appearance defects which is more suitable for high end uses, allows AT Lumber to command superior prices.

     VENEERS: In May 1995, the Company formed Veneers to enter the market for the production and sale of rotary veneer used in three-ply laminated hardwood flooring. The veneer mill was completed and operations commenced in November 1996. In the first calendar year over 90% of

Veneer's production was sold to one customer. All of Veneer's logs (primarily red oak) are currently purchased from AT Timber.

     Demand for both solid and laminated hardwood flooring is generally dependent on the level of residential construction, home remodeling and repair. Over the last several years laminated wood flooring has achieved better market acceptance and an increased share of the wood flooring market due to its ease of installation and generally lower price compared to solid wood flooring.

     Veneers competes with numerous other producers of veneer including other flooring manufacturers none of whom have a long term assured supply of timber. A wholly owned subsidiary of the Company holds, in the aggregate, a 1.3% interest in Veneers (comprised of a 1% general partner and a .3% limited partnership interest), with the remaining interests held by the Limited Partners.

     LAMINATED TRAILER FLOORING: Historically the Company sold laminated flooring produced in its Memphis facility to truck trailer manufacturers. On December 31, 1997, the Company sold certain assets related to the laminated trailer flooring and discontinued that product line.

OPERATIONS - RIVER CONSTRUCTION SEGMENT

     PT Transportation, a wholly owned subsidiary of Veneers, is primarily engaged in the construction of levees, dikes and revetments along the Mississippi River and its tributary rivers, as well as other private marine construction, salvage and fleeting that was formerly conducted by a wholly owned subsidiary of the Company. A majority of its revenues are derived from US Army Corps of Engineers (the "Corps") contracts awarded by competitive bid. River construction operations are dependent on the nature and extent of river construction, work let by the Corps and seasonal factors, including Mississippi River levels.

     In April 1998, PT Transportation contributed certain of its river construction assets and a wholly owned subsidiary of Veneers assigned a quarry lease to a Missouri limited liability company in exchange for a 50% interest therein. APAC-Tennessee, a company engaged in the road construction business, contributed cash in exchange for the remaining 50% interest. The new company will be engaged in the production, transportation and sale of stone from the quarry suitable for use in road construction. PT Transportation also will continue to conduct river construction and other operations.

     Prior to the 1997 Restructuring Transactions, the river construction operations were held in a wholly owned subsidiary of the Company. After the 1997 Restructuring Transactions, the Company holds, in the aggregate, an indirect 1.3% interest in PT Transportation through its partnership interests in Veneers, with the remaining interest held indirectly by the Limited Partners of Veneers. Prior to the consummation of the Merger, the Company intends to make a pro rata distribution to Shareholders of its wholly owned subsidiary, the New General Partner, which holds a 1.3% partnership interest in Veneers, and, after consummation of the Merger, the Company will no longer be engaged in the River Construction Segment.

OPERATIONS - COMMERCIAL REAL ESTATE SEGMENT

     The Company has investments in six commercial real estate properties all located in the Memphis, Tennessee area consisting of four shopping centers and two commercial warehouses. Three of the four shopping centers are strip centers with major grocery, drug and discount merchandise retailers as anchor tenants. The other shopping center is a specialty center with upscale clothing, dining and other retailers. The Company's commercial real estate is currently fully leased.

OTHER OPERATIONS

     The Company's other operations consist primarily of revenues derived from leasing timberlands for hunting and leasing 8,000 acres of farm lands for agricultural use.

     The Company believes the ecological and wildlife diversity of the Timberlands provide high quality recreational experiences. The Company leases the Timberlands to approximately 275 hunting clubs, generally under one year leases. Annual revenues from such hunting leases total approximately $1.5 million. Substantially all hunting leases are renewed annually as demand for land for hunting greatly exceeds its availability. The Company has approximately 6,000 acres of high quality irrigated farmland of which 60% is precision leveled and approximately 2,000 acres of other farmland adjacent to the Timberlands. The Company leases its farmland under one year crop share and per acre leases, with annual revenues totaling approximately $600,000.

FEDERAL AND STATE REGULATION

     BACKGROUND AND APPROACH

     The operations of the Company, Veneers, AT Timber, AT Lumber and PT Transportation are subject to numerous federal, state and local laws and regulations, including those relating to the environment, endangered species, the Company's forestry activities, and health and safety. Due to the significance of regulation to its business, the Company attempts to integrate wildlife, habitat and watershed management into its resource management practices. It also takes an active approach to regulatory developments by participating in standard-setting where possible. For example, the Company works cooperatively with regulators to address environmental concerns while preserving the Company's ability to operate its Timberlands efficiently. The Company also seeks to maintain a favorable public reputation for environmental stewardship. The Company has pursued a variety of wildlife conservation and other environmental stewardship programs, such as co-founding a committee of governmental agencies, environmentalists and industry participants dedicated to the conservation of black bear habitat.

     For many years, the Company has implemented an integrated approach to timberland stewardship in order to positively affect the policy and regulation processes. The Company has adopted comprehensive stewardship principles, and will continue to implement water and wildlife resource programs consisting of research, education, habitat restoration and monitoring, and active participation in the development of environmental partnerships. The Company believes that these activities enhance its credibility and facilitate participation in the policymaking and regulatory process.

     Despite the Company's active participation in governmental policymaking and regulatory standard-setting, there can be no assurance that endangered species, environmental and other laws will not restrict the Company's operations or impose significant costs, damages, penalties and liabilities on the Company. In particular, the Company anticipates that endangered species and environmental laws will generally become increasingly stringent.

     ENDANGERED SPECIES LAWS

     The Federal Endangered Species Act and similar state laws and regulations protect species threatened with possible extinction. A number of species indigenous to the Timberlands have been and in the future may be protected under these laws and regulations, including the Louisiana black bear and bald eagle. The presence of protected species on or near the Timberlands may restrict or prohibit timber harvesting, road building and other silvicultural activities on portions of the Company's lands that contain the affected species or abut their habitats. In addition, the Timberlands may be affected by regulatory requirements relating to habitats for threatened and endangered aquatic species. Harvesting activities near streams containing threatened or endangered aquatic species may be limited or prohibited due to the perceived impact on sedimentation and water quality.

     The Company is aware of three bald eagle nests, two of which are active, on the Timberlands, as well as the presence of Louisiana black bear and certain other threatened or endangered species on its lands, none of which currently imposes a significant constraint on the Company's operations.

     Consistent with its overall goal of good environmental stewardship, the Company evaluates each tract of timber designated for harvesting or other silvicultural operations in order to determine whether to conduct a field inspection before permitting operations to commence. These inspections are designed to monitor the status of existing wildlife sites, identify areas suitable for endangered species and determine if areas previously identified as containing suitable habitat are, in fact, supporting threatened or endangered species. The Company investigates reported sightings of threatened or endangered species and takes reasonable precautions against damage to environmentally sensitive areas and to comply with applicable environmental laws.

     The Company believes that it is managing the harvesting of its Timberlands in the areas affected by protected species in substantial compliance with applicable federal and state regulations, and that the presence of such species on its lands will not materially adversely affect the Company's ability to proceed with its current harvest plans. There can be no assurance, however, that additional species on or around the Timberlands will not receive protected status under the Endangered Species Act or similar state laws, or that currently protected species may not be discovered on or around the Timberlands. Additionally, there can be no assurance that future legislative, administrative or judicial activities related to protected species will not adversely affect the Company, its ability to continue its operations as currently conducted or its ability to implement its business strategy. Any such changes could materially and adversely affect the Company's financial condition and results of operations.

     FORESTRY REGULATIONS

     The operation of the Timberlands is subject to specialized statutes and regulations governing forestry operations. These laws address many growing, harvesting and processing activities on forest lands. For example, Mississippi's Forest Harvesting Law imposes post-harvest seed tree retention and re-entry requirements. The Company follows local "best management practices" developed by state agencies in consultation with industry and environmental groups, which address matters such as harvesting practices near visually sensitive areas. Operations in states in which the Timberlands are located are currently subject to similar voluntary practices.

     ENVIRONMENTAL LAWS

     Some or all of the operations of the Company, Veneers, AT Timber, AT Lumber and PT Transportation involve the use and storage of various hazardous materials such as herbicides, pesticides, fertilizers, gasoline and other chemicals and result in air emissions or discharges of certain materials into streams and other bodies of water. Accordingly, all of these operations are subject to federal, state and local environmental laws and regulations relating to the
protection of the environment.   Environmental laws and regulations have changed
substantially and rapidly over the last 20 years, and the Company anticipates
that they will become increasingly stringent.   Although each of the Company,
Veneers, AT Timber, AT Lumber and PT Transportation believes that it is in substantial compliance with these requirements, there can be no assurance that these increasingly burdensome laws and regulations will not lead to significant costs, penalties and liabilities, including those related to claims for damages to property or natural resources, as well as restrictions on timber harvesting, other silvicultural activities, manufacturing and construction. As of the date of this Registration Statement, the Company is not aware of any pending legislative, administrative or judicial action relating to the protection of the environment that could materially and adversely affect the Company, Veneers, AT Timber, AT Lumber or PT Transportation.

     The Federal Clean Air Act and Federal Clean Water Act, and comparable state equivalents, may affect the operations of the Company, Veneers, AT Timber, AT Lumber and PT Transportation through restrictions and controls on site preparation and harvest activities and regulatory programs designed to reduce nonpoint source pollution discharged into bodies of water and air emissions and discharges into bodies of water from manufacturing operations. For example, the Environmental Protection Agency and its state counterparts have designated certain bodies of water as "water quality impaired," triggering a requirement to establish Total Maximum Daily Loads ("TMDLs") for such bodies of water. The TMDL process could result in additional limitations being placed on the Company's activities in some or all of the states where the Company, Veneers, AT Timber, AT Lumber and PT Transportation operate.

     In addition, the operations of the Company, Veneers, AT Timber, AT Lumber and PT Transportation are affected by federal and state laws designed to protect wetlands. The Federal Clean Water Act authorizes the regulation of "wetland" areas. Access to timberlands located within a protected wetlands area may be limited, and the Company may be required to expend substantial sums for the protection of such wetland areas.

     Some environmental statutes impose strict liability, regardless of the negligence or fault on the part of the person held liable. Under various laws and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property, often without regard to whether the owner or operator knew of, or was responsible for, the release of such substances. The presence of such substances, or the failure to remediate such substances properly, may adversely affect the owner's ability to sell such real estate or to use such real estate as collateral. Although the Company is not aware of any activities by the Company or any conditions on its properties that would likely result in the Company being named a potentially responsible party, there can be no assurance that the Company, or an owner or operator of any lands adjacent to the Company's, has not created a material environmental condition on the Company's lands without the Company's knowledge. In addition, there can be no assurance that the operations of the Company, Veneers, AT Timber, AT Lumber and PT Transportation will not result in material liabilities, fines, costs and restrictions on the Company pursuant to current or future environmental laws and regulations.

     PRODUCT LIABILITY AND REGULATION

     All of the states in the United States and several foreign jurisdictions in which AT Lumber sells its products have, through some combination of legislation and jurisdictional decision, provided for the liability of the manufacturer and supplier of defective materials for resulting personal injury and property damage. The operations of Veneers and AT Lumber entail exposure to product liability in connection with its sales.

     REGULATORY LIMITATIONS ON ACCESS TO TIMBERLANDS

     Currently, logs from the Company's timberlands along the Mississippi River may be loaded onto barges only pursuant to permits issued by the United States Department of the Army-Corps of Engineers. These permits may impose various environmental and other restrictions on log loading activities. In addition, depending upon the location and scope of future acquisitions, the Timberlands may include sections of land that are intermingled with or adjacent to sections of land managed by federal and state agencies. Removal of trees from those portions of the Timberlands may require additional permits and reciprocal rights-of-way across public lands, the availability of which cannot be assured. Among other things, federal agencies may be required to consult with each other and to consider environmental and other factors in granting or renewing such permits and rights-of-way.

     OTHER REGULATORY MATTERS

     The Timberlands operations are subject to various other federal and state regulations. For example, the Federal Insecticide, Fungicide, and Rodenticide Act regulates the use of pesticides that may be used in forestry practices. The operations of the Company, Veneers, AT Timber, AT Lumber and PT Transportation also are subject to the requirements of the Federal Occupational Safety and Health Act ("OSHA") and comparable state statutes relating to the health and safety of their respective employees. The Company believes that it is in compliance with OSHA regulations, including general industry standards, permissible exposure levels for toxic chemicals and record-keeping requirements.

LEGAL PROCEEDINGS

     Although the Company may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business, the Company is not presently a party to any material legal proceedings.

EMPLOYEES

     As of June 1, 1998, the Company's operations had approximately 24 employees and Veneers, AT Lumber, AT Timber and PT Transportation had approximately 601 employees. The Company believes that it has a good relationship with its employees.

YEAR 2000 ISSUE

    The Company has developed plans, utilizing internal resources, to ensure its information systems are capable of properly utilizing dates beyond December 31, 1999 (the "Year 2000" issue). During the past year, the Company has upgraded or replaced its principal computer systems, including the conversion to new software which is Year 2000 compliant. The Company is seeking to work with its relevant customers, suppliers and other service providers to ensure that their systems are Year 2000 compliant. The impact on the Company caused by the failure of its significant customers, suppliers and other service providers to achieve Year 2000 compliance in a timely and effective manner is uncertain.

RISK FACTORS

     An investment in the shares of Common Stock involves a high degree of risk. Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information presented in this Registration Statement. Each of these factors could adversely affect the Company's results of operations and ability to make anticipated distributions to stockholders. All statements other than statements of historical fact included in this Registration Statement, including, without limitation, statements regarding the Company's business strategy, harvest plans and the other estimates, plans, intentions and objectives of management of the Company, are forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's estimates, plans, intentions and objectives are disclosed below and elsewhere in this Registration Statement.

     VOLATILITY OF TIMBER AND WOOD PRODUCT PRICES

     The Company's results of operations and cash flow are, and will continue to be, affected by the volatile nature of timber and wood product prices. The demand for and supply of standing timber, lumber and pulp products have been and are expected to be subject to cyclical and other fluctuations, which often result in significant variations in prices. The demand for softwood sawtimber and lumber is primarily affected by the level of new residential construction activity and, to a lesser extent, home repair and remodeling activity and to a lesser extent, home repair and remodeling activity and other industrial uses of wood fiber, which are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. The demand for hardwood sawtimber, lumber and veneers depends on the markets for furniture and other products made from hardwoods, as well as the foregoing factors. The demand for pulpwoods is also cyclical, and tends to fluctuate based on changes in the demand for paper, tissue and similar products, as well as conversion capacity in the relevant region. Reductions in residential construction activity and other events reducing the demand for standing timber could have a material adverse effect on the Company's results of operations and cash flow.

     The Company's results of operations and cash flow will also be affected by changes in timber availability at the local and national level. Increases in timber supply could adversely affect the prices that the Company receives for standing timber and wood products. The Company's operations are currently concentrated in the southeastern United States, where most timberlands are privately owned. Historically, increases in timber prices have often resulted in substantial increases in harvesting on private timberlands, including lands not previously made available for commercial timber operations, causing a short-term increase in supply that has tended to moderate price increases.

     In the last decade, environmental concerns and other factors have limited timber sales by government agencies, which historically have been major suppliers of timber to the United States forest products industry, particularly in the West. Any reversal of policy that substantially increases public timber sales could materially adversely affect the Company's results of operations and cash flow, as the increased availability of timber in the West and other regions with significant public timber ownership would depress prices for timber and converted wood products in other regions, including the Southeast. More locally, timber supplies can fluctuate depending upon factors such as changes in weather conditions and harvest strategies of local forest products industry participants, as well as occasionally high timber salvage efforts due to unusual pest infestations or fires. Furthermore, increased imports of wood products could reduce the prices that the Company receives for its standing timber. Over the longer term, the development and application of silvicultural techniques and genetic improvements on forest products industry lands have also tended to expand the overall supply of timber.

     Due to the foregoing factors, timber prices have historically been volatile and frequently experience significant monthly and quarterly fluctuations. The Company's results of operations and cash flow will be substantially dependent upon the market price for standing timber in its operating regions and, accordingly, are expected to fluctuate.

     RISK OF UNINSURED LOSSES

     The volume and value of standing timber that can be harvested from the Company's lands, and therefore, its operating results and cash flow, may be limited by natural disasters such as fire, insect infestation, disease, ice storms, windstorms, flooding and other weather conditions, and other causes. As is typical in the industry, the Company does not maintain insurance for any loss to its standing timber from natural disasters or other causes.

     REGULATION

     The operations of the Company, Veneers, AT Timber, AT Lumber and PT Transportation are subject to numerous federal, state and local laws and regulations, including those relating to the environment, threatened and endangered species, the Company's forestry activities, and health and safety. In particular, the Company anticipates that laws and regulations intended to protect threatened and endangered species, and other environmental laws and regulations, will generally become increasingly stringent. A number of species indigenous to the Timberlands, such as the Louisiana black bear and the bald eagle, have been and in the future may be protected under the Federal Endangered Species Act and similar state laws. The presence of protected species on or near the Timberlands may restrict timber harvesting, road building and other activities on its lands. The Company's operations will also be subject to specialized statutes and regulations governing forestry operations, and to other environmental laws, some of which impose strict liability. The Company's lands, particularly its bottomlands along the Mississippi River, may become subject to laws and regulations designed to protect wetlands, which may in the future restrict harvesting, road building and other activities. There can be no assurance that current and future laws and regulations will not cause the Company to incur significant costs, damages, penalties and liabilities, or that they will not materially and adversely affect harvesting operations on the Timberlands.

     REAL ESTATE INVESTMENT TRUST QUALIFICATION

     The Company intends to elect to be taxed as, and to operate so as to qualify as, a REIT under Sections 856 through 860 of the Code, effective as of January 1, 1998. Although the Company believes that it will be able to operate in such a manner, no assurance can be given that the Company will qualify or remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex provisions of the Code and the tax regulations promulgated thereunder (the "Treasury Regulations") for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification.

     Timber REITs and their activities present issues under Federal income tax law, including the characterization for purposes of the REIT gross income tests of income derived from the harvesting of timber pursuant to a contract that qualifies for special treatment under Section 631(b) of the Code, and the application of the tax on Built-in Gains (as defined below) to such income. If the income that the Company derives under the Timber Harvesting Agreement were to be treated as other than qualifying income for purposes of the REIT gross income tests, the Company would not qualify as a REIT. See "Certain Federal Income Tax Considerations."

     Skadden, Arps, Slate, Meagher & Flom LLP has acted as counsel to the Company in connection with the Company's election to be taxed as a REIT. On December 31, 1997, Skadden, Arps, Slate, Meagher & Flom LLP issued its opinion that, commencing with the Company's taxable year ending December 31, 1998, the Company will be organized in conformity with the requirements for qualification as a REIT, and the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT provided that (i) certain elections and other procedural steps are completed in a timely fashion and (ii) the Company operates in accordance with various assumptions and factual representations made by the Company concerning their organization, business, properties and operations. The opinion was expressed based upon facts, representations and assumptions as of its date, and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise Shareholders of any subsequent change in the matters stated, represented or assumed or any subsequent change in applicable law. No assurance can be given that the Company currently has met or will meet these requirements in the future, and an opinion of counsel is not binding on the Internal Revenue Service (the "Service"). To maintain REIT status, the Company must meet a number of organizational and operational requirements. As a REIT, the Company generally will not be subject to Federal income tax on net income that it distributes to its stockholders.

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to Federal income tax on its taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the Company's stockholders would be materially reduced for each of the years involved. Although the Company currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company to fail to qualify as a REIT or may cause the Board of Directors to revoke the Company's REIT election. See "Certain Federal Income Tax Considerations."

     FACTORS LIMITING CHANGES IN CONTROL

     In order for the Company to maintain its qualification as a REIT, not more than 50% of the value of its outstanding shares may be owned, directly or constructively, by five or fewer individuals or entities (as set forth in the
Code). This test must be satisfied by the Company for all periods beginning on June 30, 1999 (i.e., the last half of a REIT's second taxable year). The Company does not currently meet this requirement. Accordingly, the Company will be required to take appropriate action, including the issuance of additional shares or the redemption of certain shares, in order to comply with this requirement. In addition, the Company intends to propose that the Company's Articles of Incorporation be amended to prohibit the direct or constructive ownership of shares representing more than a certain percentage of the combined total of outstanding shares of the Company by any person (the "Ownership Limit"). The Ownership Limit is determined after application of certain constructive ownership and attribution rules under the Code. The constructive ownership and attribution rules are complex and may cause shares of the Company owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. Under the amendment, the Company intends to propose that the Company's Board of Directors may permit greater ownership of outstanding shares of the Company by a particular shareholder if it is satisfied, based upon the advice of tax counsel or other evidence or undertaking acceptable to it, that ownership in excess of the limit
will not jeopardize the Company's status as a REIT.    In addition, under the
amendment, transfer of shares to a person who, as a result of the transfer, violates the Ownership Limit may be void under some circumstances or may be transferred to a trust, for the benefit of one or more qualified charitable organizations designated by the Company, with the intended transferee having only a right to share (to the extent of the transferee's original purchase price for such shares) in proceeds from the trust's sale of such shares.

     SEASONALITY

     The Company's operating results and cash flow may fluctuate due to seasonal factors. Rainfall from November to April typically impacts harvest volumes to some extent, due in part to the seasonal rise in the Mississippi River. The Company's revenues and cash flow may be reduced during the foregoing periods.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary discusses the Federal income tax considerations reasonably anticipated to be material to a Shareholder of the Company in connection with his or her ownership of shares of Common Stock. The discussion is for general information only, and is not tax advice. The discussion addresses only tax consequences to "U.S. persons" and does not address the tax consequences that may be relevant to a particular Shareholder subject to special treatment under certain Federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations or non-United States person. This discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction.

     The information in this section is based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Code, existing administrative interpretations and practices of the Service, and judicial decisions, all of which are subject to change either prospectively or retroactively. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations or judicial decisions will not significantly change the current law or adversely affect existing interpretations of current law. Thus, no assurance can be provided that the statements set forth herein (which do not bind the Service or the courts) will not be challenged by the Service or will be sustained by a court if so challenged.

     EACH SHAREHOLDER IS ADVISED TO CONSULT WITH HIS OR HER TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK IN LIGHT OF HIS OR

HER SPECIFIC TAX AND INVESTMENT SITUATIONS AND THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS APPLICABLE TO THE SHARES.


TAXATION OF THE COMPANY

     GENERAL

     The Company plans to make an election to be taxed as a REIT under Sections 856 through 860 of the Code, beginning with its taxable year commencing January 1, 1998. The Company believes that, effective as of January 1, 1998, it will be organized and will operate in such a manner as to qualify for taxation as a REIT. The Company intends to operate in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Code for each of its tax years ending subsequent to December 31, 1998. No assurance can be given, however, that the Company will operate in a manner so as to qualify, or remain qualified, as a REIT.

     The sections of the Code and the corresponding Treasury Regulations relating to the taxation of REITs and their stockholders are highly technical and complex. The following sets forth the material aspects of the rules that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     The Company has submitted a request for rulings from the Service concerning, among other issues, the following: (i) whether gains derived by the Company pursuant to the Timber Harvest Agreement will qualify as gains from the sale or exchange of real property for purposes of the REIT gross income tests (see discussion under " - Income Tests" below), (ii) whether any such gains will be subject to the tax on Built-in Gains under Notice 88-19 (see discussion below), and (iii) whether the Company's timberlands, including the standing timber thereon, will qualify as "real property" for purposes of the REIT asset tests (see discussion under "- Assets Tests" below). The Company's qualification to elect REIT status is not conditioned upon its receipt of a favorable ruling from the Service with respect to any of the foregoing issues.

     Skadden, Arps, Slate, Meagher & Flom LLP has acted as special tax counsel to the Company in connection with the Company's election to be taxed as a REIT beginning with its taxable year commencing on January 1, 1998. On December 31, 1997, Skadden, Arps, Slate, Meagher & Flom LLP issued its opinion that commencing with the Company's tax year beginning on January 1, 1998, the Company will be organized in conformity with the requirements for qualification as a REIT, and the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT provided that (i) the elections and other procedural steps described in this discussion of "Certain Federal Income Tax Considerations" are completed in a timely fashion and (ii) the Company operates in accordance with various assumptions and factual representations made by the Company concerning its organization, business, properties and operations. The opinion was expressed as of December 31, 1997 and was based upon facts, representations and assumptions as of such date, and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise Shareholders of any change in the matters stated, represented or assumed, or any change in applicable law subsequent to the date of such opinion. Moreover, qualification and taxation as a REIT depend upon the Company's ability to meet on a ongoing basis (through actual annual operating results, distribution levels and diversity of share ownership) the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP on a continuing basis. No assurance can be given that the actual results of the Company's operations for any particular taxable year currently satisfy or will satisfy such requirements in the future. Further, the anticipated income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure of the Company to Qualify as a REIT."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to Shareholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its Shareholders. This deduction for dividends substantially eliminates the "double taxation" (at the corporate and Shareholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to Federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, "Annual Distribution Requirements" with respect to the Company's ability to elect to treat as having been distributed to its Shareholders certain of its capital gains upon which the Company has paid taxes, in which event so much of the taxes as have been paid by the Company with respect to such income would also be treated as having been distributed to Shareholders. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on certain of its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is described in Section 1221(1) of the Code (generally, property held primarily for sale to customers in the ordinary course of the Company's trade or business) or (ii) other nonqualifying income from foreclosure property, the Company will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property described in Section 1221(1) of the Code), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, the Company will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (ii) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than capital gain income the Company elects to retain and pay tax on) and (iii) any undistributed taxable income from prior periods (other than capital gains from such years which the Company elected to retain and pay tax on), the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-in Gain Asset") held by the Company on January 1, 1998 or acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-in Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then pursuant to regulations that have not yet been promulgated, to the extent of the Built-in Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate.

     The results described above with respect to the recognition of Built-in-Gain assume that the Company will make an election pursuant to Notice 88-19 issued by the Service. The Company expects to file an election under Notice 88-19 with its first REIT tax return. Shareholders should be aware that there is currently no controlling authority concerning the applicability of Notice 88-19 to gains derived by the Company from the disposal of standing timber pursuant to an agreement which qualifies for treatment under Section 631(b) of the Code.
The Service, however, has concluded in a number of private letter rulings that Notice 88-19 and the tax on Built-in Gains do not apply to such transactions. The rationale for this conclusion was given in a recent technical advice memorandum in which the Service reasoned that Congress did not intend the Built-in Gains tax to apply to gains derived pursuant to transactions that qualify for treatment under Section 631(b) of the Code because such an application would contradict the beneficial treatment that Congress intended to bestow upon such transactions. Although private letter rulings are not binding precedent, they offer insight into the Service's current position on a particular issue. Skadden, Arps, Slate, Meagher & Flom LLP has issued its opinion that, although there is no binding authority directly on point and the matter is not entirely free from doubt, gain derived by the Company from the disposal of standing timber pursuant to an agreement that qualifies for treatment under Section 631(b) of the Code during the Recognition Period should not be subject to tax on Built-in Gains under Notice 88-19.

     REQUIREMENTS FOR QUALIFICATION

     To qualify as a REIT, the Company must elect to be so treated and must meet the requirements, discussed below, relating to the Company's organization, sources of income, nature of assets and distributions of income.

     ORGANIZATIONAL REQUIREMENTS

     The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons, and (vi) during the last half of each taxable year not more than

50% in value of the outstanding stock of which is owned, directly or indirectly through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities). In addition, certain other tests, described below, regarding the nature of its income and assets must also be satisfied. The Code provides that conditions (i) to (iv) above, inclusive, must be met during the entire taxable year and that condition
(v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

     Condition (vi) must be satisfied by the Company for all periods beginning on June 30, 1999 (i.e., the last half of Company's second taxable year as a REIT). The Company does not currently meet this requirement. Accordingly, the Company will be required to take appropriate action, including the issuance of additional shares or the redemption of certain shares, in order to comply with this requirement. In addition, the Company intends to propose that the Company's Articles of Incorporation be amended to prohibit the direct or constructive ownership of shares representing more than a certain percentage of the combined total of outstanding shares of the Company by any person (the "Ownership Limit"). The Ownership Limit is determined after application of certain constructive ownership and attribution rules under the Code. The constructive ownership and attribution rules are complex and may cause shares of the Company owned directly or constructively by a group of related individuals or entities to be constructively owned by an individual or entity. Under the amendment that the Company intends to propose, the Company's Board of Directors may permit greater ownership of outstanding shares of the Company by a particular shareholder if it is satisfied, based upon the advice of tax counsel or other evidence or undertaking acceptable to it, that ownership in excess of the limit will not jeopardize the Company's status as a REIT. Under the amendment, the Company intends to propose transfer of shares to a person who, as a result of the transfer, violates the Ownership Limit may be void under some circumstances or may be transferred to a trust, for the benefit of one or more qualified charitable organizations designated by the Company, with the intended transferee having only a right to share (to the extent of the transferee's original purchase price for such shares) in the proceeds from the trust's sale of such shares.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has requested from the Service a change to a calendar taxable year.

     In order to qualify as a REIT, the Company cannot have at the end of any taxable year any undistributed "earnings and profits" that are attributable to a
"C corporation" taxable year.    If the Company has any accumulated "earnings
and profits" from a "C" corporation taxable year which is not distributed by the end of its first tax year, it will fail to qualify as a REIT. The Company believes that it distributed all of its "C corporation earnings and profits" on or prior to December 31, 1997. There can be no assurance, however, that the Service would not contend otherwise on a subsequent audit of the Company.

     In the event that the Company were determined not to qualify as a REIT, the Company would not be eligible to elect REIT status for up to five years after the year in which it first failed to qualify as a REIT, unless it qualified for certain limited relief.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests.

     INCOME TESTS

     In order to maintain qualification as a REIT, the Company annually must satisfy two gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and "gain from the sale or other disposition of real property" other than property described in Section 1221(1) of the Code) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

     The Company believes that the income it will receive under the Timber Harvest Agreement will be characterized for Federal income tax purposes as gain from the sale or other disposition of real property which is not property described in Section 1221(1) of the Code. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, income realized by the Company from the disposal of standing timber held for more than one year pursuant to the Timber Harvest
Agreement: (i) will be characterized as gain from the sale or other disposition of real property, and (ii) will not constitute income from the sale or other disposition of property described in Section 1221(1) of the Code, provided that:
(a) the Company complies with the terms and conditions of the Timber Harvest Agreement and (b) the Company operates in accordance with various assumptions and factual representations made by the Company. Shareholders should be aware that there are no controlling Treasury Regulations, published rulings or judicial decisions involving agreements with terms substantially the same as the Timber Harvest Agreement that discuss whether income from such an agreement will be characterized as gain from the sale or other disposition of real property which is not described in Section 1221(1) of the Code. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP discussed above is based on all of the facts and circumstances and upon legislative history, judicial decisions, rulings, regulations and other regulatory pronouncements involving analogous situations. In particular, the Service has issued a number of private letter rulings addressing the identical issue under an analogous provision of the Code. The Service concluded in such rulings that gains derived from the disposal of standing timber in a transaction that qualifies for treatment under Section 631(b) of the Code are not gains from the disposition of property described in Section 1221(1) of the Code. Although private rulings are not binding precedent, they offer insight into the Service's current position on a particular issue. Opinions of counsel are not binding upon the Service or any court, and there can be no complete assurance that the Service will not successfully assert a contrary position. If the income realized by the Company from the disposal of timber held for more than one year pursuant to the Timber Harvest Agreement is not characterized as gain from the sale or other disposition of real property, or if such income is considered to be income from the sale or other disposition of property described in Section 1221(1) of the Code, then the Company may not be able to satisfy either the 75% or the 95% gross income tests and, as a result, may lose its REIT status.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. To the extent that services (other than those customarily furnished or rendered in connection with the rental of real property) are rendered to the tenants of the property by an independent contractor, the cost of the services must be borne by the independent contractor. The Company does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant (unless the Board determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a REIT), (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

     The Company anticipates that the only rental income it will receive will be from certain farmlands, commercial properties and from certain hunting leases. The Company believes that the income from such hunting leases and properties will constitute "rents from real property" under the rules discussed above.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its Federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

     Any net income realized by the Company from the sale or other disposition of property described in Section 1221(1) of the Code (including the Company's share of any such gain realized by Veneers) will be treated as income from a "prohibited transaction" and will be subject to a 100% penalty tax. Property is described in Section 1221(1) of the Code if it is held as reserves or primarily for sale to customers in the ordinary course of a trade or business. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as reserves or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

     As discussed above in "--Income Tests," in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, income from the disposal of standing timber pursuant to the Timber Harvest Agreement will not constitute income from the sale or other disposition of property described in Section 1221(1) of the Code, provided that: (a) the Company complies with the terms and conditions of the Timber Harvest Agreement and (b) the Company operates in accordance with various assumptions and factual representations made by the Company. Opinions of counsel are not binding upon the Service or any court, and there can be no complete assurance that the Service will not successfully assert a contrary position. If the income realized by the Company from the disposal of timber pursuant to the Timber Harvest Agreement is considered to be income from the sale or other disposition of property described in Section 1221(1) of the Code, then the Company would be subject to the 100% penalty tax on such income and, as noted above, in such a situation the Company may not be able to satisfy the 75% or 95% of income tests necessary for it to quality as a REIT.

     The Company intends to hold its timberlands and its other properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating its timberlands and its other properties and to permit harvesting of its timberlands or its other properties as are consistent with the Company's investment objectives. There can be no assurance, however, that the Service might not contend that one or more of such transactions is a prohibited transaction and subject to the 100% penalty tax.

     ASSET TESTS

     The Company, at the close of each quarter of its taxable year, must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest, (ii) stock of real estate investment trusts,
(iii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, and (iv) cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, other than equity securities of real estate investment trusts, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     The Company believes that, at all times, substantially more than 75% of the assets owned by the Company, and any "qualified REIT Subsidiary" (as defined below), will consist of fee ownership of timberland. Accordingly, the Company believes that it should be able to meet the 75% test described above on a going forward basis. The Company's indirect interest in certain properties will be held through a wholly owned corporate subsidiary of the Company, Tenarc Construction Corporation, which will be operated as a "qualified REIT subsidiary" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsidiary are treated as assets, liabilities and items of the Company. A qualified REIT subsidiary of the Company therefore will not be subject to Federal corporate income taxation, although it may be subject to state or local taxation.

     The Company will directly, and indirectly through Veneers, own interests in AT Timber and AT Lumber. As set forth above, the ownership of more than 10% of the voting securities or more than 5% in value of any one issuer by a REIT is prohibited by the REIT asset tests. The Company believes that its indirect ownership interests in AT Timber and AT Lumber will qualify under these rules. Skadden, Arps, Slate, Meagher & Flom LLP, in rendering its opinion on December 31, 1997 as to the qualification of the Company as a REIT, relied upon representations of the Company as to the value of the Company's direct and indirect interests in AT Timber and AT Lumber. While the Company has sought advice of experts in reaching its conclusions, no independent appraisals have been sought. Accordingly, there can be no assurance that the Service will not contend that the Company's ownership interest in AT Timber and AT Lumber disqualifies the Company from treatment as a REIT.

     The 5% test described above must generally be met for any quarter in which the Company acquires securities of the issuer. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which testing will occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Company's overall interest in AT Timber, AT Lumber, or both.

     If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

     ANNUAL DISTRIBUTION REQUIREMENTS

     In order to qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its Shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. If the Company should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year (other than capital gain income which the Company elects to retain and pay tax on as provided for below) and (iii) any undistributed taxable income from prior periods (other than capital gains from such years which the Company elected to retain and pay tax on), the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Pursuant to recently enacted legislation, the Company may elect to retain rather than distribute its net long-term capital gains. The effect of such an election is that (i) the Company is required to pay the tax on such gains at regular corporate tax rates, (ii) its Shareholders, while required to include their proportionate share of the undistributed long-term capital gain in income, will receive a credit or refund for their share of the tax paid by the Company, and (iii) the basis of a Shareholder's stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by the Company) included in income by such Shareholder. In addition, if the Company disposes of any Built-In Gain Asset during the applicable Recognition Period, the Company will be required, pursuant to guidance issued by the Service, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. The Company intends to make timely distributions sufficient to satisfy these annual distribution requirements.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing or other differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. If such differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short or possibly long-term borrowings, equity issuances or asset sales to pay dividends in the form of taxable stock dividends (if it is practicable to do so), or elect to retain and pay tax on a portion of Its net long-term capital gains in the manner provided for in the preceding paragraph.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to Shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     ABSENCE OF EARNINGS AND PROFITS

     The Code provides that, in the case of a corporation such as the Company that was formerly a taxable C corporation, it may qualify as a REIT for a taxable year only if, as of the close of such year, it has no "earnings and profits" accumulated in any non-REIT year. The Company believes it has satisfied this requirement.

     Any adjustment to the Company's taxable income for taxable years ending on or before the effective date of its REIT election, including as a result of an examination of its returns by the Service, could affect the calculation of its earnings and profits as of the appropriate measurement date. Furthermore, the determination of earnings and profits requires the resolution of certain technical tax issues with respect to which there is no authority directly on point and, consequently, the proper treatment of these issues for earnings and profits purposes is not free from doubt. There can be no assurance that the Service will not examine the tax returns of the Company for prior years and propose adjustments to increase its taxable income. In this regard, the Service can consider all taxable years of a corporation as open for review for purposes of determining the amount of such earnings and profits.

     FAILURE OF THE COMPANY TO QUALIFY AS A REIT

     If the Company fails to qualify for taxation as a REIT in any taxable year and if the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to Shareholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. As a result, the cash available for distribution by the Company to its Shareholders would be significantly reduced. In addition, if the Company fails to qualify as a REIT, all distributions to Shareholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF SHAREHOLDERS OF THE COMPANY

     DISTRIBUTIONS BY THE COMPANY

     As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable Shareholders as ordinary income. Such distributions will not be eligible for the dividends received deduction in the case of Shareholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable Shareholders as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a Shareholder has held his Common Stock. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income pursuant to Section 291(d) of the Code. Individuals are generally subject to differing rates of tax on various transactions giving rise to long-term capital gains or losses. In general, the long-term capital gains rate is (i) 28% on capital gain from the sale or exchange of assets held more than one year but not more than 18 months, (ii) 20% on capital gain from the sale or exchange of assets held for more than 18 months, and (iii) 25% on capital gain from the sale or exchange of certain depreciable real estate otherwise eligible for the 20% rate, up to the amount of depreciation deductions previously taken with respect to such real estate. Subject to certain limitations concerning the classification of the Company's long-term capital gains, the Company may designate a capital gain dividend as a 28% rate distribution, a 25% rate distribution or a 20% rate distribution.

     The Company anticipates that a substantial portion of its income will be derived from having its timber harvested pursuant to the Timber Harvest Agreement and that such income will be characterized as long-term capital gains. Accordingly, the Company anticipates that a substantial portion of any dividend distribution will be designated as a capital gain dividend. If the Company elects to retain capital gains rather than distribute them, a Shareholder will be deemed to receive a capital gain dividend equal to the amount of such retained capital gains. Such gains are subject to apportionment among the three rate groups set forth above. In such a case, a Shareholder will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by the Shareholder. To the extent that the Company makes distributions in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each Shareholder, reducing the adjusted basis which such Shareholder has in its Common Stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a Shareholder's adjusted basis in its Common Stock taxable as capital gains (provided that the Common Stock has been held as a capital asset). Dividends declared by the Company in October, November, or December of any year and payable to a Shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the Shareholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of the Company. The Company will notify each Shareholder after the close of the Company's taxable year as to the portions of the distributions attributable to that year which constitute ordinary income, capital gain or a return of capital.

     The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "--Taxation of the Company--General" and "--Taxation of the Company--Annual Distribution Requirements." As a result, Shareholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

     Distributions made by the Company and gain arising from the sale or exchange by a Shareholder of Common Stock will not be treated as passive activity income, and, as a result, Shareholders generally will not be able to apply any "passive losses" against such income or gain. Dividends from the Company (to the extent they do not constitute a capital gain dividend or a return of capital) will generally be treated as investment income for purposes of the investment interest limitation. Net capital gain from the sale or other disposition of shares of Common Stock and capital gain dividends will generally not be considered investment income for purposes of the investment interest limitation.

     SALE OF COMMON STOCK

     Upon any sale or other disposition of Common Stock, a Shareholder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the Shareholder's adjusted basis in such Common Stock for tax purposes. Such gain or loss will be capital gain or loss if the Common Stock has been held by the Shareholder as a capital asset and will be long-term gain or loss if such Common Stock has been held for more than one year. In general, any loss recognized by a Shareholder upon the sale or other disposition of Common Stock that has been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by such Shareholder from the Company which were required to be treated as long-term capital gains.

     AT TIMBER/AT LUMBER

     Neither AT Lumber nor AT Timber will qualify as a REIT, and such entities will be subject to federal, state and local income taxes on their respective taxable income at normal corporate rates. As described above, the value of the Company's interests in the securities of AT Timber and AT Lumber cannot exceed 5% of the value of the Company's total assets at the end of any calendar quarter in which the Company acquires such securities or increases its interest in such securities (including as a result of the Company increasing its interest in Veneers). This limitation may restrict the ability of AT Timber and AT Lumber to increase the size of their respective businesses, or may cause the Company to sell all or a portion of its stock in AT Timber and AT Lumber, unless the value of the assets of the Company is increasing at a commensurate rate.

UNCERTAIN IMPACT OF CLINTON BUDGET PROPOSALS

     Recent Clinton Administration budget proposals contained a number of provisions which, if adopted as proposed, could affect REITs in general and the Company in particular. The proposals included the following four changes to the rules applicable to REITs. The proposed legislation would, among other things,
(i) restrict the ability of any person (including any corporation) from owning more than 50% of the vote or value of all classes of equity securities of a REIT, effective for companies electing REIT status for tax years beginning on or after the date of "first committee action" on the budget bill, (ii) subject to limited grandfathering rules, restrict the ability of REIT to own more than 10% of the vote or value of all equity securities of a corporation (in contrast to current rules, which provide that a REIT may not own more than 10% of the vote of all equity securities of a corporation), effective for acquisitions of stock on or after the date of "first committee action" on the budget bill, and (iii) require the immediate taxation of all built-in-gains on the conversion of a subchapter C corporation into a REIT (excluding conversions where the corporation at issue had a value of $5 million or less), effective for conversions after January 1, 1999. The proposals, in their current form, including the proposed effective dates, could have a material adverse impact on the Company if it were passed in substantially the same form as proposed. The Company cannot with certainty predict whether the Clinton Administration proposals will pass, what form any final legislative language will take if so passed, or the effective date of any such legislation.

OTHER TAXES

     The Company, any of its subsidiaries or the Company's Shareholders may be subject to foreign, state and local tax in various countries, states and localities, including those countries, states and localities in which it or they transact business, own property, or reside. The state, local or foreign tax treatment of the Company and the Shareholders in such jurisdictions may differ from the Federal income tax treatment described above. Consequently, prospective Shareholders should consult their tax advisors regarding the effect of foreign, state and local tax laws upon an investment in the Common Stock.

ITEM 2.   FINANCIAL INFORMATION

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information as of July 31, 1995, 1996 and 1997, and for the fiscal years then ended, and as of December 31, 1997 and for the five months then ended, set forth below under the captions "Income Statement Data" and "Balance Sheet Data" has been derived from audited financial statements of the Company. The Company's consolidated financial statements for the three months ended March 31, 1997 and 1998, for the five months ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, whose report with respect to such consolidated financial statements appears elsewhere in this Registration Statement. The Company's consolidated financial statements for the three months ended March 31, 1997 and 1998, for the five months ended December 31, 1996 and for the years ended July 31, 1994 and 1993 have not been audited by independent auditors. However, in the opinion of the Company's management, the selected financial data for such periods include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the data.

     The following selected consolidated financial information of the Company will not be comparable to the results of operations and cash flow the Company will derive in future periods. FURTHERMORE, THE HISTORICAL CONSOLIDATED RESULTS OF OPERATIONS FOR ALL PERIODS PRESENTED PRIOR TO THE THREE MONTHS ENDED MARCH 31, 1998 DO NOT REFLECT THE CORPORATE ORGANIZATION, ECONOMIC AND INCOME TAX IMPACTS ON THE COMPANY'S RESULTS OF OPERATIONS THAT RESULTED FROM THE 1997 RESTRUCTURING TRANSACTIONS COMPLETED IN DECEMBER 1997 AND THE PLANNED REIT ELECTION AS DESCRIBED UNDER "THE 1997 RESTRUCTURING TRANSACTIONS." THIS SELECTED CONSOLIDATED FINANCIAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION INCLUDED HEREIN. THE RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998 ARE NOT NECESSARILY INDICATIVE OF THE RESULTS TO BE EXPECTED FOR THE FULL FISCAL YEAR.

                                                  (in thousands, except per share data)
                                                                                              Five Months            Three Months
                                                                                                                     ============
                                                   Year Ended July 31,                       Ended Dec. 31,          Ended Mar 31,
                                                                                                                     =============
                                    ---------  --------   --------   --------   --------   --------   ----------  ------------------
                                       1993      1994       1995       1996       1997       1996       1997(1)    1997       1998
                                                                                                                   ====       ====
                                    ---------  --------   --------   --------   --------   --------   ----------  ------------------
INCOME STATEMENT DATA

Total revenues, net................. $ 79,376   $86,626   $ 91,246   $ 87,745   $ 96,488   $ 35,612   $ 52,222    $23,361   $25,377
                                      =======   =======   ========   ========   ========   ========   =========   =======   =======
Total costs and expenses............   71,402    75,588     77,717     76,620     84,635     32,881     45,232     20,595    19,305
                                      =======   =======   ========   ========   ========   ========   ========    =======   =======
                                     --------- --------- ---------- ---------- ---------- ---------- ----------  --------- ---------
Income from operations..............    7,974    11,038     13,529     11,125     11,853      2,731      6,990      2,766     6,072
                                                                                                                    =====    ======
Interest expense, net...............      702       863      1,491      2,368      2,911        931      2,339        855     1,564
                                                                                                                    =====    ======
Income before minority interest.....    9,525     8,157      7,661      6,087      7,470      1,452         64      2,209     4,508
                                                                                                                    =====    ======
Net earnings (loss)................. $  9,525   $ 8,157   $  7,661   $  6,087   $  5,650   $    962   $ (1,316)   $ 1,757   $ 4,443
                                                                                                                  =======   =======
Per share:
   Net Earnings (loss).............. $ 16,335   $14,022   $ 13,174   $ 10,479   $  9,749   $  1,660   $ (2,271)   $ 3,032   $ 7,666
   ============                      =          =======   =          ========   =          =          =           =======   =======
   Cash dividends declared.......... $  4,250   $ 5,000   $  5,250   $  6,230   $  6,250   $  6,250   $101,190        ---   $ 1,308
                                     =          =======   =          =          =          =          ========         ==   =======
BALANCE SHEET DATA

Timber and timberlands, net.........  $11,165   $10,912   $ 11,951   $ 11,343   $  9,968   $ 10,367   $  9,281    $10,239   $ 9,224
                                                =======              =                                            =======   =======
Total assets........................   74,710    83,297    101,640    121,184    136,486    125,012    132,099    128,109   131,786
                                      =======   =======   ========   ========   ========   ========   ========    =======   =======
Total debt..........................   10,057    14,455     27,906     44,609     51,170     44,358    104,143     48,147   102,501
                                      =======   =======                                               ========     ======   =======
Total stockholders' equity
(deficit)...........................   40,430    45,647     50,026     52,345     54,373     49,685     (5,877)    51,442   (2,192)
                                      =======   =======   ========   ========                                      ======   =======

_________________________
     (1) Results of operations for the five months ended December 31, 1997 include a $5.1 million loss on the sale of assets primarily associated with the laminated flooring plant.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

     Prior to January 1, 1998, the Company was an integrated hardwood forest products company with approximately 324,000 acres of hardwood timber located along the Mississippi River primarily in Mississippi, Arkansas, Louisiana and Tennessee. The Company also operated facilities in Vicksburg, Mississippi that convert sawtimber into premium hardwood lumber used in furniture, cabinets, architectural moldings and flooring, and sold pulpwood and other sawtimber to third parties. The Company and its wholly owned subsidiaries also operated other businesses not vertically integrated with its hardwood forests, including PT Transportation, a river construction and transportation business and a laminated truck flooring facility in Memphis, Tennessee. The laminated truck flooring facility was sold as of December 31, 1997. In addition, the Company holds interests in commercial real estate and farmland.

     In May 1995, Veneers was formed to construct and operate a state-of-the-art rotary veneer converting facility which would purchase certain grades of oak sawtimber from the Company, with the Company holding a 1% interest as managing general partner and the shareholders of the Company holding the remaining 99% as Limited Partners. Veneers operations commenced in November 1996. Presently, a wholly owned subsidiary of the Company is the sole general partner in Veneers and the Company therefore indirectly controls Veneers' operations. Accordingly, Veneers' assets, liabilities and results of operations are included in the consolidated financial statements of the Company with appropriate recognition of the Limited Partners' approximate 99% minority interest.

     Prior to January 1, 1998, the Company completed a series of transactions designed to separate the Company's timberlands and other real estate holdings from its converting and other operations in order to enable the Company to qualify as a REIT effective January 1, 1998. As a result of those transactions, the Company contributed a substantial portion of its non-real estate assets (i) to Veneers in exchange for LP Interests and (ii) to AT Timber and AT Lumber in exchange for all of the shares of non-voting preferred stock in AT Timber and AT Lumber. Veneers, directly and through its wholly owned subsidiaries, assumed controlling ownership interests in all non-real estate operations. THE HISTORICAL RESULTS OF OPERATIONS OF THE COMPANY FOR ALL PERIODS PRIOR TO THE THREE MONTHS ENDED MARCH 31, 1998 PRESENTED IN THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THIS REGISTRATION STATEMENT DO NOT REFLECT THE 1997 RESTRUCTURING TRANSACTIONS DESCRIBED ABOVE. THE PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 PRESENT THE EFFECTS OF THE 1997 RESTRUCTURING TRANSACTIONS AND THE SALE OF THE LAMINATED TRUCK FLOORING PLANT AS IF BOTH HAD OCCURRED AS OF JANUARY 1, 1997. THE ANTICIPATED EFFECTS OF THE 1997 RESTRUCTURING TRANSACTIONS ON FUTURE CONSOLIDATED RESULTS OF OPERATIONS INCLUDE (i) ELIMINATION OF CORPORATE LEVEL INCOME TAXES ON THE COMPANY'S INCOME DERIVED FROM HAVING ITS STANDING TIMBER HARVESTED AND COMMERCIAL REAL ESTATE, FARM AND HUNTING LEASE INCOME TO THE EXTENT SUCH INCOME IS DISTRIBUTED TO THE SHAREHOLDERS, (ii) REDUCTION IN THE COMPANY'S CONTROLLING 100% ECONOMIC INTEREST IN THE TIMBER HARVESTING, LUMBER CONVERTING AND RIVER CONSTRUCTION OPERATIONS TO NONCONTROLLING 82.2%, 95% AND 1.3% ECONOMIC INTERESTS, RESPECTIVELY, AND (iii) INCREASED INTEREST EXPENSE RELATED TO ADDITIONAL BORROWINGS INCURRED TO FUND THE $57.9 MILLION DIVIDEND. THE EFFECTS OF THE 1997 RESTRUCTURING TRANSACTIONS ON THE COMPANY'S CONSOLIDATED FINANCIAL POSITION ARE PRESENTED IN THE BALANCE SHEETS AS OF DECEMBER 31, 1997 AND MARCH 31, 1998 INCLUDED IN THIS REGISTRATION STATEMENT.

BUSINESS AND RESOURCE MANAGEMENT OBJECTIVES

     The Company's operating results have fluctuated due to changes in the Company's business objectives and resource management practices and timber harvest levels. The Company was formed in 1889 and, throughout most of its history, its business objective has been to enhance the asset value of its timber resources by maximizing the growing stock volume of desirable species in good condition for the production of high quality hardwood sawtimber. Only in the last ten years have the demand and market prices for hardwood pulpwood reached levels allowing the harvest of pulpwood to be commercially practicable. As a result, the Company's historical resource management practice was to remove trees from stands that were not likely to enhance the value of the stand or had reached economic maturity in order to improve the quality of the remaining stand and to promote the natural regeneration of desirable species. From the mid-1960s through the early 1990s, the average annual harvest was less than 50 MMBF, or less than 70% of annual growth. Because of this resource management practice, the Company purchased outside timber and logs in order to meet the species mix and volume requirements of its timber converting facilities.

     In the mid-1990s, the Company achieved its resource management goals for quality and growing stock volume. Based on timber productivity data accumulated for approximately 30 years, the Company concluded that it could increase its timber growth rates by reducing the stocking levels of large-diameter trees through an increased overall harvest for several years. Accordingly, in January 1997 the Company shifted its business objective from enhancing the asset value of its timber resources to maximizing the productivity of its timber resources and cash flow and began an increased overall harvest with attention given to reducing the stocking of large diameter trees. As a result, the Company has reduced its purchases of timber and logs from third parties.

TIMBERLANDS REVIEW

     The Company's harvest and timber acquisition volumes for the periods presented are as follows:


                                                     FIVE MONTHS ENDED   THREE MONTHS ENDED
                          YEARS ENDED JULY 31,         DECEMBER 31,           MARCH 31
                       ---------------------------   -----------------   -----------------
                        1995      1996      1997      1996      1997      1997      1998
                       -------   -------   -------   -------   -------   -------   -------
SAWTIMBER (MBF)
The Company lands...... 54,546    52,068    80,721    29,121    40,439    17,339    20,943
Purchased timber.......  9,800    10,583     2,852     2,814     1,907         4       ---
Purchased logs......... 15,321     5,123     6,207     1,312     3,738       888       669
                       -------   -------   -------   -------   -------   -------   -------
   Total............... 79,667    67,774    89,780    33,247    46,084    18,231    21,612
PULPWOOD (TONS)
   Total...............209,725   277,302   363,540   141,554   274,781    82,709   121,190


     The increase in harvest volumes for the year ended July 31, 1997, the five months ended December 31, 1997 and the three months ended March 31, 1998 compared to the corresponding periods in the previous year is due to the implementation of the Company's new resource management objective. The increase in pulpwood volumes harvested in these periods also reflects increases in pulpwood demand and is in response to higher pulpwood prices. Sawtimber volumes harvested for the year ended July 31, 1996 decreased compared to the previous year due to reduced lumber production resulting from start-up inefficiencies associated with a lumber conversion facility modernization program begun in 1995 and completed in mid-1996.


THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED) COMPARED TO THREE MONTHS ENDED MARCH 31, 1997 (UNUADITED)

     Net revenues for the three months ended March 31, 1998 were $25.4 million, an increase of 9% from revenues of $23.4 million for the three months ended March 31, 1997. The increase was due to an 11% increase in timber and wood products revenues from increased volumes shipped in all product lines of timber and wood products except laminated truck flooring. Net revenues in all other business segments for the three months ended March 31, 1998 were substantially the same as the comparable period in the previous year.

     Total costs and expenses for the three months ended March 31, 1998 were $19.3 million, a decrease of 6% from total costs and expenses of $20.6 million for the three months ended March 31, 1997. Timber and wood products expenses were $14.2 million for the three months ended March 31, 1998, a decrease of 4% compared to $14.7 million for the comparable period in the previous year. The decrease, despite an increase in revenues, is due to reduced costs resulting from the disposal of the laminated truck flooring operations. Lumber and veneer manufacturing costs were substantially the same in both periods despite a combined 11% increase in volume of lumber and veneer shipped due to reduced manufacturing downtime and improved production rates. Logging and log transportation expenses increased 35% in the three months ended March 31, 1998 due to a comparable increase in timber volume harvested. Costs and expenses in all other business segments in the three months ended March 31, 1998 were substantially the same as the comparable period in the previous year.

     Interest expense for the three months ended March 31, 1998 was $1.6 million, an increase of 78% from interest expense of $0.9 million for the three months ended March 31, 1997. The increase is due to $54 million in additional debt remaining from the approximately $60 million borrowed in September 1997 to fund the dividend paid in connection with the Company's qualification as a REIT.

     No income tax expense was incurred for the three months ended March 31, 1998, compared to $1.0 million in income tax expense for the three months ended March 31, 1997. Federal income taxes are not payable by, nor provided for, the Company due to the Company's anticipated election to be treated as a REIT as of January 1, 1998. In addition, Veneers is generally not subject to federal income tax as a partnership. AT Timber and AT Lumber, included in the Company's consolidated financial statements, will be subject to income taxes but had no earnings for the three months ended March 31, 1998.

     Income before minority interest in Veneers for the three months ended March 31, 1998 was $4.5 million compared to $2.2 million for the comparable period in 1997. Net income for the three months ended March 31, 1998 was $4.4 million ($7,666 per share) compared to $1.6 million ($3,032 per share) for the comparable period in the previous year. The increases are due to increased timber harvest volumes, increased wood product sales volumes, decreased manufacturing costs as described above and reduced income tax expense as a result of the Company's anticipated election to be taxed as a REIT.

FIVE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO FIVE MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED)

     Net revenues for the five months ended December 31, 1997 were $52.2 million, an increase of 47% from revenues of $35.6 million for the five months ended December 31, 1996. The increase was primarily due to a 51% increase in timber and wood products revenues, which resulted from increased volumes shipped in all categories of timber and wood products, including lumber, pulpwood, logs and laminated truck flooring, as well as increased volumes of veneer shipped resulting from five months of operations at full capacity in 1997 compared to only three months of start-up operations in 1996. In addition, river construction revenues increased to $11.7 million in the five months ended December 31, 1997 from $7.6 million in the comparable period in the previous year due to favorable Mississippi River levels extending beyond the normal season.

     Total costs and expenses for the five months ended December 31, 1997 were $45.2 million, an increase of 38% from the $32.9 million incurred in the five months ended December 31, 1996. Timber and wood products expenses were $29.3 million for the five months ended December 31,

1997, an increase of 28% compared to $22.9 million for the comparable period in the previous year. The increase is primarily due to increased logging and log transportation costs resulting from an increased harvest level, increased veneer manufacturing costs resulting from five months of operations at full capacity and increased laminated flooring costs resulting from increased production and sales volume. Lumber manufacturing costs were approximately the same in both periods despite a 29% increase in lumber volume shipped due to improved production rates and reduced downtime. River construction expenses were $11.0 million in the five months ended December 31, 1997, an increase of 73% compared to $6.3 million for the comparable period in the previous year, due to the increase in river construction revenues described above.

     Interest expense for the five months ended December 31,1997 was $2.4 million, an increase of 80% from the interest expense of $1.3 million incurred in the five months ended December 31, 1996. The increase is due to increased borrowings of approximately $60.0 million to fund the dividend paid in September 1997 to enable the Company to qualify as a REIT. Loss on sales of assets for the five months ended December 31, 1997 was $5.2 million compared to a gain of $0.3 million in the comparable period of the previous year. In late 1997, the Company decided to dispose of the laminated truck flooring operations since there were no vertical synergies with its timberlands. On December 31,1997, assets related to the laminated truck flooring plant were sold for $0.1 million in cash and a $4.9 million note receivable, which accounts for substantially all of the loss incurred.

     The Company recorded an income tax benefit for the five months ended December 31,1997 of $0.6 million compared to a $0.5 million expense for the five months ended December 31, 1996. The effective income tax rate for the five-month periods in 1997 and 1996 reflect $0.5 million and $0.2 million benefits, respectively, of the absence of Federal income taxes payable on net earnings from Veneers.

     Income before minority interest in Veneers for the five months ended December 31,1997 was $0.1 million, compared to income of $1.5 million for the comparable period in 1996. Net income (loss) for the five months ended December 31,1997 was ($1.3) million ($2,271) per share compared to income of $1.0 million ($1,660 per share) for the comparable period in the previous year. The decrease in both is due primarily to the loss on the sale of the laminated truck flooring assets and increased interest expense offset by the increase in income from operations as described above.

FISCAL YEAR ENDED JULY 31, 1997 COMPARED TO FISCAL YEAR ENDED JULY 31, 1996

     Net revenues for the fiscal year ended July 31,1997 were $96.5 million, an increase of 10% from revenues of $87.7 million for the fiscal year ended July 31,1996. The increase was primarily due to the commencement of the veneer operations in October 1996, which contributed $8.5 million in revenues in fiscal 1997. Increased volumes shipped and revenues from lumber, pulpwood and logs were also experienced in fiscal 1997 due to increased lumber production and increased timber harvest levels but were partially offset by decreases in laminated trailer flooring sales due to lower volumes of trailers produced and decreases in river construction revenues due to unfavorable river levels for extended periods.

     Total costs and expenses for the fiscal year ended July 31,1997 were $84.6 million, an increase of 10% from total costs and expenses of $76.6 million for the fiscal year ended July 31,1996. Timber and wood products expenses were $60.8 million for fiscal 1997, an increase of 22% compared to $49.7 million for fiscal 1996. The increase was attributable to the veneer start-up, lumber operations and timber sales. PT Transportation expenses were $15.1 million in fiscal 1997, a decrease of 22% compared to $19.2 million in fiscal 1996. The decrease was attributable to decreased PT Transportation revenues for the same periods.

     Interest expense for the fiscal year ended July 31,1997 was $3.4 million, an increase of 28% from interest expense of $2.6 million in the year ended July 31,1996. The increase was due to increased borrowings primarily for the construction of the new veneer mill, lumber manufacturing equipment improvements and the acquisition of commercial real estate. Gain on sales of assets for fiscal 1997 was $2.4 million compared to $0.4 million for fiscal 1996 due to sales in fiscal 1997 of certain farm and commercial properties.

     The effective income tax rate for the fiscal year ended July 31,1997 was 34.2% compared to 33.2% for the fiscal year ended July 31,1996. The effective income tax rate for fiscal 1997 reflects $0.6 million benefit of no Federal income taxes payable on net earnings from Veneers.

     Income before a minority interest in Veneers for 1997 was $7.5 million, an increase of 23% from $6.1 million in 1996. The increase was due primarily to the earnings from the veneer operations. Net income for fiscal 1997 was $5.7 million ($9,749 per share), a decrease of 7% from $6.1 million ($10,479 per share) in 1996.

FISCAL YEAR ENDED JULY 31, 1996 COMPARED TO FISCAL YEAR ENDED JULY 31, 1995

     Net revenues for the fiscal year ended July 31,1996 were $87.7 million, a decrease of 4% from revenues of $91.2 million for the fiscal year ended July 31,1995. The decrease was due primarily to lower lumber sales from decreased lumber production that occurred because of start-up inefficiencies associated with the lumber facility modernization program begun in 1995 and completed in spring 1996.

     Total costs and expenses for the fiscal year ended July 31,1996 were $76.6 million, a decrease of 1% from total costs and expenses of $77.7 million for the fiscal year ended July 31,1995. Timber and wood products expenses were $49.7 million for fiscal 1996, a decrease of 4% compared to $52.0 million for fiscal 1996. The decrease is attributable to the net effect of lower labor costs and higher depreciation expense due to the lumber facility modernization program. River construction expenses were $19.2 million in fiscal 1996, an increase of 6% compared to $18.1 million in fiscal 1995. The increase is due to the 1% increase in river construction revenues for the same period.

     Interest expense for the fiscal year ended July 31,1996 was $2.6 million, an increase of 65% from interest expense of $1.6 million in the fiscal year ended July 31, 1995. The increase was due to increased borrowings primarily for the construction of the new veneer mill, the lumber facility modernization program and the acquisition of river construction equipment.

     The effective income tax rate for the fiscal year ended July 31, 1996 was 33.2% compared to 34.5% for the fiscal year ended July 31, 1995.

     Net income for fiscal 1996 was $6.1 million ($10,479 per share) a decrease of 21% from $7.7 million ($13,174 per share) in fiscal 1995. The decrease is due primarily to the decrease in timber and wood products operating income resulting from the start-up inefficiencies associated with the lumber facility modernization program.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by the Company's operating activities for the three months ended March 31, 1998 and 1997 was $4.2 million and $0.4 million, respectively. The increase is due to increased net earnings and reduced inventory levels. Cash provided by the Company's operating activities for the five months ended December 31,1997 and 1996 was $9.2 million and $7.1 million, respectively, and was $18.4 million, $14.2 million and $9.8 million, respectively, for the fiscal years ended July 31, 1997, 1996 and 1995. Cash provided by operations for these periods has increased despite decreases in net income in each of the fiscal years presented because a higher percentage of total expenses are non-cash expenses including depreciation, depletion and amortization, deferred income taxes and minority interest in earnings.

     The Company's capital expenditures for the five months ended December 31,1997 and 1996 were $2.7 million and $6.3 million, respectively, and were $31.1 million, $29.8 million and $19.8 million, respectively, for the fiscal years ended July 31,1997, 1996 and 1995. Capital expenditures were related to constructing the veneer plant, modernizing the lumber and laminated trailer flooring facilities, and acquiring river construction equipment and commercial real estate. Over half of these capital expenditures were funded from cash flow from operations and the proceeds from the sales of assets and commercial real estate, with the remainder funded by the issuance of long term debt and borrowings under line of credit facilities. The reduction in capital expenditures in the five months ended December 31,1997 is due to the completion of the projects described above. Capital expenditures necessary to maintain the Company's current facilities and capacities in future years are currently expected to be less than $4.0 million per year.

     In September 1997, the Company declared a special $100,000 per share dividend to distribute all of its accumulated earnings and profits to enable the Company to qualify as a REIT effective January 1,1998. This dividend was financed by a $50.0 million note payable to Potlatch Corporation plus additional line of credit borrowings. As of March 31, 1998, the Company had two lines of credit totaling $16.5 million of which $8.2 million was available for future borrowing. All outstanding borrowings as of such date are either the direct obligation of, or are guaranteed by, the Company. Management of the Company believes that cash flow from operations and access to capital under the Company's lines of credit would be adequate to fund the Company's required REIT distributions, debt service and capital expenditure needs in the foreseeable future.

                       PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

     The following Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1997 presents unaudited pro forma operating results of the Company as if the 1997 Restructuring Transactions (see Note 12 to the Consolidated Financial Statements) and the sale of the laminated truck flooring plant (see Note 3 to the Consolidated Financial Statements) had occurred as of January 1, 1997.

     The unaudited consolidated balance sheet as of March 31, 1998 and the unaudited consolidated statement of operations for the three months then ended present the Company's financial position and results of operations give effect to the 1997 Restructuring Transactions. Accordingly, a pro forma balance sheet and statement of operations as of March 31, 1998 and for the three months then ended are not presented.

     The Pro Forma Condensed Consolidated Financial Information does not purport to represent what the Company's financial position or results of operations actually would have been had these transactions, in fact, occurred on the dates indicated, or to project the Company's results of operations at any future date or for any future period.

     The Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the Company's historical consolidated financial statements, which are included elsewhere herein.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)(UNAUDITED)


                                                       PRO FORMA
                                      HISTORICAL(a)   ADJUSTMENTS         PRO FORMA

NET REVENUES                            $113,098       $(8,246)    (b)     $104,852

COSTS AND EXPENSES                        96,986        (9,095)    (b)       87,891
                                        --------       -------             --------

INCOME FROM OPERATIONS                    16,112           849               16,961

OTHER INCOME (EXPENSE)                    (7,374)        2,973     (c)       (4,401)
                                        --------       -------             --------

INCOME BEFORE INCOME TAX EXPENSE
AND MINORITY INTEREST                      8,738         3,822               12,560

INCOME TAX EXPENSE                         2,656        (2,656)    (d)
                                        --------       -------             --------

INCOME BEFORE MINORITY INTEREST            6,082         6,478               12,560

MINORITY INTEREST                         (2,710)        2,710     (e)
                                        --------       -------             --------

NET INCOME                              $  3,372       $ 9,188             $ 12,560
                                        ========       =======             ========

EARNINGS PER SHARE                      $  5,818                          $ 21,672
                                        ========                          ========

------------------------

(a) The following schedule presents the calculation of the Company's operating results for the year ended December 31, 1997.

                                                        SUBTRACT           ADD FIVE
                                                      FIVE MONTHS           MONTHS
                                  YEAR ENDED             ENDED               ENDED       YEAR ENDED
                                   JULY 31,           DECEMBER 31,        DECEMBER 31,   DECEMBER 31,
                                     1997                1996                1997           1997
                                  -----------         ------------        ------------   ------------
NET REVENUES                       $96,488             $35,612             $52,222        $113,098

COSTS AND EXPENSES                  84,635              32,881              45,232          96,986
                                   -------             -------             -------        --------

INCOME FROM OPERATIONS              11,853               2,731               6,990          16,112

OTHER INCOME (EXPENSE)                (492)               (673)             (7,555)         (7,374)
                                   -------             -------             -------        --------

INCOME (LOSS) BEFORE
INCOME TAX EXPENSE
AND MINORITY INTEREST               11,361               2,058                (565)          8,738

INCOME TAX EXPENSE (BENEFIT)         3,891                 606                (629)          2,656
                                   -------             -------             -------        --------

INCOME BEFORE MINORITY INTEREST      7,470               1,452                  64           6,082

MINORITY INTEREST                   (1,820)               (490)             (1,380)         (2,710)
                                   -------             -------             -------        --------

NET INCOME                         $ 5,650             $   962             $(1,316)       $  3,372

EARNINGS PER SHARE                 $ 9,749             $ 1,660             $(2,271)       $  5,818

________________

(b) To eliminate the sales, costs, and expenses of the laminated truck flooring plant.

(c)  To adjust interest expense to reflect a full year of
     interest on borrowings incurred by the Company to fund
     the stockholder dividend of $57,954 paid on September
     22, 1997.  Such dividend was paid in order for the
     Company to qualify as a REIT.  The interest rates used
     to calculate the additional interest  expense
     were a fixed rate of 6% on $50,000 of new borrowings and
     variable rate of 7.13% on $7,954 drawn on the line of
     credit.  The variable rate reflects the average rate
     applicable to the line of credit for 1997.  A 1/8% change
     in the variable rate would have resulted in a net income
     impact of $10.                                                    $(2,600)


     To reflect the elimination of the loss on the sale of the
       laminated truck flooring assets.                                  5,573
                                                                       -------

          Total                                                        $ 2,973
                                                                       =======

(d)  To eliminate income tax expense as a result of REIT status.

(e) In connection with the changes in corporate structure at December 31, 1997, river construction, logging and timber conversion assets and approximately $29,000 in debt were transferred to Veneers and its subsidiaries. The additional depreciation and interest expense resulting from these transfers reduce the income from Veneers to nil. Accordingly, the minority interest in income of Veneers is reduced to nil.

ITEM 3.   DESCRIPTION OF PROPERTIES

TIMBERLANDS

     The Company's Timberlands are described above under "Business Segments - Operations - Timber and Wood Products Segment - The Timberlands" in Item 1.

WOOD PRODUCTS MANUFACTURING FACILITIES

     AT Lumber operates lumber manufacturing facilities including two sawmills, a lumber yard, dry kilns and an inspection station and Veneers operates a rotary veneer mill all in Vicksburg, Mississippi. The veneer mill began operations in the fall of 1996 and the lumber manufacturing facilities were modernized beginning in 1995. In December 1997, the Company sold the assets related to the production of laminated truck flooring. The following table summarizes the annual production and capacity of the wood products manufacturing facilities as of December 31, 1997. Amounts presented are MBF of logs consumed.


                          Production   Five Months Ended
                           Capacity    December 31, 1997       Years Ended July 31
                          ----------   -----------------       -------------------
                                                             1997     1996     1995
                                                            ------   ------   ------
Lumber Manufacturing          78,000       32,438            75,191   63,203   72,964
Veneer Manufacturing          11,000        3,651             5,835   N/A      N/A


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     At June 1, 1998, there were approximately 166 holders of record of Common Stock, which is the only class of capital stock of the Company outstanding.

     The following table sets forth the beneficial ownership of shares of Common Stock as of June 1, 1998 by (i) directors of the Company, (ii) the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (collectively the "Named Executive Officers"), (iii) the directors and executive officers of the Company as a group and (iv) each person who is a Shareholder of the Company holding more than a 5% interest in the Company. Unless otherwise indicated in the footnotes, all of such interests are owned directly, and the indicated person or entity has sole voting and disposition power. The number of shares of Common Stock represents (a) the number of shares of Common Stock the person beneficially owns plus (b) the number of shares of Common Stock issuable upon exercise of currently outstanding options.

Name and Address of                         Amount & Nature of        Percentage
Beneficial Owner  (1)                       Beneficial Ownership       of Class
---------------------                       --------------------     -----------
Directors and Executive Officers

Parnell S. Lewis, Jr.                                  31.6500(2)           5.5%

Bart C. Tully, Jr.                                     16.0500(3)           2.8%

Russell E. Bloodworth                                  25.5500(4)           4.4%

John H. Dicken, Jr.                                     8.4625(5)           1.5%

Claude Tully Hall                                       24.9000(6)          4.3%

Linus Parker Hall, Jr.                                 18.2500(7)           3.1%

Kathleen Bushing Pierce                                24.7000(8)           4.3%

E.D. Coombs, Jr.                                        0.7375              *

Paul M. Jepson, M.D.                                   23.9499(9)           4.1%

Charles R. Dickinson, Jr.                               8.4875(10)          1.5%

All Directors and Executive Officers
as a Group                                            167.6499             28.9%

5% or greater Shareholders

J.T. Graves Trust                                      45.3000              7.8%
      1 Commerce Square
      Memphis, TN  38101

_________
*  Less than 1%
(1) The mailing address for each person listed is that of the Company unless otherwise indicated.
(2) Includes 4.5 shares held by trusts for the benefit of Mr. Lewis' children.
(3) Includes 4.25 shares held by Mr. Tully's wife and 8.0 shares held by a trust for the benefit of Mr. Tully's wife.
(4) Includes 8.0 shares held by Mr. Bloodworth's wife and 17.55 shares held by trusts for the benefit of Mr. Bloodworth's children.
(5) Includes 6.4625 shares held by Mr. Dicken's wife and 2.0 shares held by a trust for the benefit of Mr. Dicken's children of which Mr. Dicken is trustee.
(6) Includes 1.2 shares held by Mr. C.T. Hall's wife and 17.0 shares held by trusts for the benefit of Mr. L.P. Hall during his life, of which Mr. C.T. Hall is a trustee and in which the children of Mr. L.P. Hall, including Mr. C.T. Hall, have a remainder interest.
(7) Includes 17.0 shares held by trusts for the benefit of Mr. L.P. Hall during his life, of which Mr. C.T. Hall is a trustee and in which the children of Mr. L.P. Hall, including Mr. C.T. Hall, have a remainder interest.
(8) Includes 7.0 shares held by a trust for the benefit of Ms. Pierce and 3.7 shares owned by Ms. Pierce and her brother as tenants in common.
(9) Includes 20.3499 shares held in trust for Dr. Jepson and his wife, 2.1 shares held by a profit sharing plan f/b/o Dr. Jepson and 1.5 shares held by Dr. Jepson as custodian for his children.
(10)  All shares are held by Mr. Dickinson's wife.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names and positions of all directors and executive officers of the Company. All directors hold office until the next annual meeting of Shareholders and until their successors have been duly elected and qualified. Officers are appointed annually by the Board of Directors and serve at the discretion of the Board of Directors. A brief discussion of the business experience of each director and executive officer during the past five years is set forth following the table.

Name                           Age                  Position                       Director/Office Since
----                           ---                  --------                       ---------------------
Parnell S. Lewis, Jr.           50        Chairman of the Board, Chief Executive            1979
                                                  Officer and President

John H. Dicken, Jr.             38                  Director                                1993

Bart C. Tully, Jr.              79                  Director                                1936

Russell E. Bloodworth           52                  Director                                1986

Claude Tully Hall               50                  Director                                1968

Linus Parker Hall, Jr.          81                  Director                                1956

Kathleen Bushing  Pierce        67                  Director                                1991

E.D. Coombs, Jr.                52             Director and Treasurer                       1977

Paul M. Jepson, M.D.            55                  Director                                1989

Charles R. Dickinson, Jr.       38               Vice President                             1995

John D. Hodges                  61               Vice President                             1997

Marye Helen Owen                42          General Counsel and Secretary                   1996


     No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, nor was a receiver, fiscal agent or similar officer appointed for the business or property of such person or any partnership in which he was a general partner or any corporation or business association of which has was an executive officer within two years before the time of such filing. No director, officer, affiliate or promoter has been convicted in or been the subject of any pending criminal proceedings, nor is any such person the subject of any order, judgment or decree involving the violation of any state or Federal securities laws or otherwise enjoining or limiting his activities in any business practice, whether related to securities and commodities activities or otherwise.

     Parnell S. Lewis has been President of the Company since 1993, and has served as a director of the Company since 1979. Before joining the Company, Mr. Lewis was a Vice President with National Guard Products from 1982 to 1987. He was employed by Union Planters National Bank from 1971 to 1987, holding several positions, including Vice President and Senior Loan Officer.

Mr. Lewis received his B.B.A. from Memphis State University. He is also a director of Union Planters Corporation. Mr. Lewis is also a director of the New General Partner and the Company's subsidiaries, including AT Timber and AT Lumber in addition to serving on the Board of Managers of AT Management. Mr. Lewis also serves as President and Chief Executive Officer of AT Management.

     John H. Dicken, Jr. has served as a director of the Company since 1993. Mr. Dicken has been the owner of Dicken Commodities since 1993 where he serves as a commodity trader. Mr. Dicken also serves on the Board of Managers of AT Management.

     Bart C. Tully, Jr. has served as director of the Company since 1936. Mr. Tully began working for PT Transportation in 1936 and was elected President of PT Transportation and President of the Company in 1967. Mr. Tully also serves on the Board of Managers of AT Management.

     Russell E. Bloodworth has served as a director of the Company since 1986. Mr. Bloodworth is employed by various entities such as Boyle Investment Company where he has served as Executive Vice President since 1984. He is also a director of Boyle North Company, L.L.C., Financial Federal Savings Bank and the Crook Trust. Mr. Bloodworth also serves on the Board of Managers of AT Management.

     Claude Tully Hall joined the Company as a full time employee in 1968 as a forester. He was elected as a director in 1978 and Vice President of the Company in 1980. His most recent position with the Company was Executive Vice President-Log and Forest Unit. He is currently the President and a director of AT Timber and on the Board of Managers of AT Management.

     Linus Parker Hall has served as a director of the Company since 1956. Mr. Hall was first employed with the Company in 1946 and was promoted to Vice President of Sales from 1956 until his retirement in 1984. Mr. Hall also serves on the Board of Managers of AT Management.

     Kathleen Bushing Pierce has served as a director of the Company since 1991. Ms. Pierce also serves on the Board of Managers of AT Management.

     E. D. Coombs, Jr. has served as a director of the Company since 1977. Mr. Coombs has held several different positions since being hired by the Company in 1977, including Chief Accountant, Assistant Controller, Controller and, presently, Treasurer of the Company, the New General Partner, AT Management, AT Timber and AT Lumber. In addition, Mr. Coombs is an officer and also serves on the Board of Managers of AT Management and on the Board of Directors of the New General Partner and several other subsidiaries of the Company, including AT Timber and AT Lumber.

     Paul M. Jepson, M.D., has served as a director of the Company since 1989. Dr. Jepson has been a self-employed physician since 1975 and served as Chief of Surgery of the Ukiah Valley Medical Center during 1996 and 1997. Dr. Jepson also serves on the Board of Managers of AT Management.

     Charles R. Dickinson, Jr. has served as Vice President of the Company since 1995. Prior to his employment with the Company, Mr. Dickinson worked for Ernst & Young, LLP, where he provided accounting, auditing and consulting services to various clients. Mr. Dickinson is also Vice President of the New General Partner, AT Management, AT Timber and AT Lumber and on the Board of Directors of the New General Partner and several other subsidiaries of the Company, including AT Timber and AT Lumber.


     John D. Hodges has served as Vice President of Land Management since January 1997. Prior to being employed by the Company, Mr. Hodges was a professor of Lumber Production at Mississippi State University from 1975 to 1996.

     Marye Helen Owen has served as General Counsel and Secretary of the Company since January 1996. Prior to joining the Company, Ms. Owen was a partner in the Memphis law firm of Black, Bobango & Morgan, a Professional Corporation. Ms. Owen is a secretary of the New General Partner, AT Management, AT Timber and AT Lumber and on the Board of Directors of the New General Partner and several other subsidiaries of the Company, including AT Timber and AT Lumber.

     FAMILY RELATIONSHIPS

     Parnell S. Lewis, Jr. is related by blood or marriage to Bart C. Tully, Jr., Russell E. Bloodworth, Charles R. Dickinson, Jr. and John H. Dicken, Jr.

     Bart C. Tully, Jr. is the father-in-law of Russell E. Bloodworth and is related by blood or marriage to Parnell S. Lewis, Jr., Charles R. Dickinson, Jr., and John H. Dicken, Jr.

     Russell E. Bloodworth in the son-in-law of Bart C. Tully, Jr. and is related by marriage to Parnell S. Lewis, Jr., Charles R. Dickinson, Jr. and John
H. Dicken, Jr.

     Linus Parker Hall, Jr. is the father of Claude Tully Hall.

     Claude Tully Hall is the son of Linus Parker Hall, Jr.

     Charles R. Dickinson, Jr. is related by marriage to Parnell S. Lewis, Jr., Bart C. Tully, Jr., Russell E. Bloodworth and John H. Dicken, Jr.

          John H. Dicken, Jr. is related by marriage to Parnell S. Lewis, Jr., Bart C. Tully, Jr., Russell E. Bloodworth and Charles R. Dickinson, Jr.

COMPENSATION OF DIRECTORS

     Beginning January 1, 1997, non-employee directors are paid an annual retainer at the beginning of each calendar year of $7,500. Members of committees of the Board of Directors are paid an additional annual retainer of $5,000 per year. In addition, those directors who do not reside in the Memphis area and who are not employees of the Company are allowed a per diem of two days at $500 a day for travel related expenses.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors currently has a Salary and Benefits Committee which has authority to, among other things, confer and consult regarding salary arrangements for directors, officers, managers and other employees of the Company, adopt and amend employment agreements for officers and other employees of the Company. Members of the Salary and Benefits Committee currently include three members, Messrs. Bloodworth, Dicken and Jepson, none of whom are employees of the Company. The Salary and Benefits Committee approved the Change in Control Agreements and the amendments thereto.

ITEM 6.   EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation earned by the Company's Chief Executive Officer and each of the four other most highly paid executive officers of the Company (the CEO and such officers, collectively, the "Named Executives") for services rendered to the Company during its three most recently completed fiscal years.

                           SUMMARY COMPENSATION TABLE

                            Annual Compensation
                   ---------------------------------------
Name and Current                                               All Other
Principal Position             Year   Salary($)   Bonus($)   Compensation(1)
------------------             ----   ---------   --------   ---------------
Parnell S. Lewis, Jr.          1997    304,063    125,000           4,750
Chairman of the Board,         1996    300,000    100,000           4,750
 Chief Executive Officer       1995    259,162    120,000           4,750
 and President of the
 Company

E. D. Coombs, Jr.              1997    168,000     75,000           4,750
Treasurer of the Company       1996    168,000     68,500           4,750
                               1995    163,338     68,000           4,620

Martin S. Lewis                1997    126,870     76,558           4,750
Managing Director,             1996    116,865     50,000           4,750
Veneers                        1995    108,125     45,000           4,620

Tony R. Parks                  1997    128,760     72,500           3,863
President,                     1996    116,150     50,000           3,485
AT Lumber                      1995    108,125     45,000           3,243

Claude T. Hall                 1997    119,373     72,500           4,750
President,                     1996    116,150     49,000           4,750
AT Timber                      1995    108,125     45,000           3,641

_________
  (1) Amounts shown represent employer matching contributions under the Company's Profit Sharing Retirement Plan and Trust.

CHANGE IN CONTROL AND EMPLOYMENT AGREEMENTS

  CHANGE IN CONTROL AGREEMENTS

    In order to align more closely the interests of the executive officers with those of Shareholders, to provide economic incentives to executive officers to maximize the return to Shareholders and to secure the performance of such officers in connection with preparing for a change in control in the event of a transaction that would constitute a change in control of the Company, the Salary and Benefits Committee (which consists solely of nonemployee directors) of the Board of Directors approved and the Company entered into Change in Control Agreements with certain of its executive officers. Pursuant to the Change in Control Agreements, the executive officer agrees to remain employed by the Company or its successor following a change in control for one year, if so requested in writing by the Company or its successor and not to compete or attempt to compete with the Company or Veneers during employment and for one year thereafter. In consideration for such continued employment, the Company or its successor agrees to (i) maintain such officer's base salary and any other compensation agreements and plans at no less than the level prevailing at the Company prior to the change in control for a period of one year following the change in control; (ii) require of the officer only duties of commensurate responsibility to those required immediately prior to the change in control and
(iii) not require any change in the place of such officer's employment more than 25 miles from the place at which the officer was employed immediately prior to the change in control. Upon the occurrence of a change in control, the officer, if then employed by the Company or terminated without cause in anticipation of such change in control, will be entitled to receive in cash a certain percentage (as set forth in the Change in Control Agreements) of the total consideration received by Shareholders (the "Total Shareholder Consideration Paid") and Limited Partners of Veneers. In the event that any payments received by an officer in connection with a change in control whether under the Change in Control Agreement or otherwise become subject to the excise tax ("Excise Tax") assessed under Section 4999 of the Code, the Company will make additional payments to such officer sufficient to make such individuals whole with respect to the Excise Tax.

    In December 1997, the Company amended the Change in Control Agreements by adopting two separate agreements: the Supplemental and Clarifying Agreement (the "Clarifying Agreement"), which applies to those officers who continue to be employed by the Company following the 1997 Restructuring Transactions, and the Supplemental and Amending Agreement (the "Amending Agreement"), which applies to former employees of the Company who, after the 1997 Restructuring Transactions, will be employed by AT Timber, AT Lumber and Veneers (defined therein as "New Employer").

    The Clarifying Agreement amends, among other things, the definition of Total Shareholder Consideration Paid provided in the Change in Control Agreements to include (i) any consideration paid or received, directly or indirectly, by the Limited Partners of Veneers and the value of any retained assets of Veneers in the event the Company or any subsidiary of the Company is a general partner of Veneers at the time of a change in control; and (ii) any distribution, other than ordinary dividends, to Shareholders made within 18 months prior to a change in control, if at the time of the change in control the Company has taken any action looking toward qualification as a REIT, including without limitation, the distribution of $100,000 per share paid in September 1997 to Shareholders of the Company, as voted by the Board of Directors on September 22, 1997.

    The Amending Agreement amends, among other things, the section of the Change in Control Agreements providing for payment in the event of a change in control by including payments for officers employed by the New Employer or terminated without cause by the New Employer in anticipation of a change in control. In addition, the Amending Agreement also amends the definition of Total Shareholder Consideration Paid contained therein in the same manner as the Clarifying Agreement.

    EMPLOYMENT AGREEMENTS

    The Company is also a party to Employment Agreements with certain of its executive officers. The Employment Agreements do not guarantee employment to such officers, but do provide for certain benefits payable in the event of termination that would be payable in addition to the Total Benefits provided under the Change in Control Agreements. Unless such termination is (i) because of the officer's death or retirement; (ii) by the Company for cause, such as willful and continued failure to perform duties; or (iii) by the officer other than for good reason (as defined in the Employment Agreements), such officer will receive certain benefits, including full base salary, plus credit for earned vacation days, continued health benefits and a specific severance pay provision which provides for a lump sum of cash in an amount equal to the product of the officer's average annual compensation paid by the Company and includible in his gross income for Federal income tax purposes during the five most recent taxable years before the date of his termination multiplied by three, with special provisions intended to avoid adverse tax consequences.

    PENSION PLANS

    The following table presents the annual pension benefits estimated to be payable under the Company's Salaried Employees' Pension Plan (the "Salaried Pension Plan") at age 65 to a person having the average annual earnings and years of credited service shown.

                               PENSION PLAN TABLE



                                   Credited Years of Service
            Average      --------------------------------------------------
        Annual Earnings      15        20        25        30        35
                         --------------------------------------------------

             $100,000   $33,900   $35,196   $36,504   $37,800   $39,096

             $110,000   $37,872   $39,504   $41,124   $42,756   $44,376

             $120,000   $41,856   $43,800   $45,756   $47,700   $49,656

             $130,000   $45,828   $48,096   $50,376   $52,656   $54,924

             $140,000   $49,800   $52,404   $54,996   $57,600   $60,204

             $150,000   $53,772   $56,700   $59,628   $62,556   $65,472

             $160,000   $57,756   $60,996   $64,248   $67,500   $70,752

     Maximum compensation taken into account for purposes of calculating benefits under the pension plan is $160,000. The pension plan covers regular compensation (excluding bonus) which, in the case of the Named Executives, is the compensation shown under the heading "Salary" on the Summary Compensation Table. The benefit amounts are the annual payments that would be made to the participant at retirement at age 65 based on completion of the scheduled years of service just prior to retirement. The annual amounts are calculated taking into consideration integration with Social Security.

     Estimated credited years of service for the Named Executives under the Salaried Pension Plan are as follows: Mr. Lewis, 10; Mr. Coombs, 26; Mr. Lewis, 16; Mr. Parks, 24; and Mr. Hall, 29.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Russell E. Bloodworth, Jr., a director of the Company, is also an Executive Vice President and director of Boyle Investment Company ("Boyle"). The Company and Boyle as tenants in common own a warehouse located in Shelby County, Tennessee. The Company, Boyle and an affiliate of Boyle are also general partners in BTE Partners, a Tennessee general partnership that owns and operates a shopping center in Memphis, Tennessee. Boyle is also the manager of both projects. The Company's share of the operating results of the warehouse for the calendar year ended December 31, 1997 was net income of $33,782 and from the shopping center was net loss of $13,655.

ITEM 8.   LEGAL PROCEEDINGS

     Although the Company may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business, the Company is not presently a party to any material legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no established public trading market for the Common Stock (the class of securities registered under this Form 10) or any other securities of the Company. As of June 1, 1998, there were 579.5441 shares of Common Stock issued and outstanding. Distributions of $1,250 were made on December 1, 1996, March 1, 1997, June 1, 1997 and September 1, 1997, and a distribution of $2,500 was made on December 1, 1997. A special distribution of $100,000 per share was paid to Shareholders in September 1997.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     There have been no sales of Common Stock within the past three years.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The following summary description of the capital stock of the Company is qualified in this reference to the form of the Articles of Incorporation and the Bylaws of the Company, a copy of each of which is filed as an exhibit to the Registration Statement.

GENERAL

     The Articles of Incorporation of the Company provide that the Company may issue up to 1,200 shares of Common Stock, par value $2,000 per share. As of June 1, 1998, 579.5441 shares of Common Stock were issued and outstanding.

COMMON STOCK

     All shares of Common Stock will be of one class and will have equal voting and other rights. Shareholders have no preemptive rights to acquire additional or treasury shares of Common Stock.

     Dividends may be declared by the Board of Directors at any regular or special meeting and may be paid in cash or in property or in shares of the Common Stock. The Company commenced quarterly distributions on its Common Stock on December 1, 1996, and intends to continue making quarterly distributions on the outstanding shares of Common Stock.

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of Shareholders, including the election of directors. Fractional shares issued and outstanding will be entitled to fractional votes. There is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding Common Stock can elect all of the directors then standing for election and the holders of the remaining Common Stock will not be able to elect any directors.

     The Mississippi Business Corporations Act (the "MBCA") requires the affirmative vote of at least two-thirds of all issued and outstanding classes of stock having voting rights to approve any of the following: (i) the adoption of a plan of merger with any other corporation, domestic or foreign, other than a subsidiary corporation; (ii) the sale, lease, exchange, pledge or other disposition of all or substantially all of the property and assets, with or without the good will, if not made in the usual and regular course of business; and (iii) the voluntary dissolution of the Company. The Articles of Incorporation provide that these provisions and required percentages are adopted as a part of the charter of the corporation surviving the Merger, and no amendment to the MBCA allowing a lesser percentage may affect the requirement of the affirmative vote of at least two-thirds of all issued and outstanding classes of stock having voting rights.

RESTRICTIONS ON TRANSFER OF COMMON STOCK

     The Company is currently classified as a "river timberlands company" under the Timberlands Act, which is an expression of the public policy of the State of Mississippi with regard to companies which are incorporated in Mississippi and own, either directly or through subsidiaries, 80,000 or more acres of land in the state that is substantially forested and located within fifteen miles of the thalweg of the Mississippi River. The Timberlands Act is designed to allow a form of public control over transactions in the voting stock of such corporations so that parties who seek to obtain a controlling or influential interest in the voting stock, together with their controlling and affiliated persons and their backgrounds and plans for the use and management of river timberlands, will be subject to review in the public interest. For example, the Timberlands Act provides that no person shall acquire, directly or indirectly, or enter into any agreement to acquire any of the outstanding voting securities of a river timberlands company, if (i) such person would then become the owner of ten percent or more of the voting stock of the company, either individually or in conjunction with any affiliate or (ii) the voting securities of the company so proposed to be acquired constitute ten percent or more of the outstanding voting securities, unless the person has filed with the Secretary of State of the State of Mississippi (the "Secretary of State") and sent to the Company notice required under the Timberlands Act and the Secretary of State has approved the acquisition and such approval is in effect. Public review of transactions in certain publicly traded securities are exempt from the Timberlands Act. The Timberlands Act exempts from its provisions companies that are registered under Section 12(g) of the Exchange Act. By filing this Registration Statement, the Company intends to cause the Timberlands Act to become inapplicable to the Merger. Such registration would become effective immediately prior to the Merger. If the Merger Agreement is terminated, the Company would withdraw this Registration Statement.

     In the event that the Company is unable to register its Common Stock under the Exchange Act or, despite its reasonable best efforts, is otherwise unable to cause the Timberlands Act to be inapplicable to the Merger, then Potlatch, Newco, Newsub and the Company are required to use their commercially reasonable efforts to make all appropriate filings under the Timberlands Act with respect to the transactions contemplated by the Merger Agreement, cooperate with each other in such filings and in the prosecution of an order of approval by the Secretary of State, and furnish such additional information and take such additional actions as shall be requested by the Secretary of State. The applicable fees under the Timberlands Act will be paid by Potlatch.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws require the Company to indemnify its directors and officers (each an "Indemnitee") to the fullest extent authorized by the MBCA against all liability and loss and reasonable expense reasonably incurred by such Indemnitee in connection with any action, suit or proceeding, including attorneys' fees, judgments, fines, excise taxes with respect to any employee benefits plan, or amounts paid in settlement. Such indemnification continues after the Indemnitee ceases to be a director or officer. The right to indemnification includes the right to be paid by the

Company the expenses incurred in defending any proceeding in advance of its final disposition upon the delivery of an undertaking by or on behalf of the Indemnitee to repay all amounts advanced if a final judicial decision is rendered that such Indemnitee did not meet the standard of conduct permitting indemnification under the MBCA or the Bylaws. If a claim for indemnification is not paid in full by the Company within 60 days after it has been received in writing by the Company, except in the case of a claim for an advancement of expenses in which case the applicable period is 20 days, the Indemnitee may bring suit against the Company to recover the amount of the claim. If any Indemnitee is successful in such suit against the Company, or in a suit brought by the Company to recover an advancement of expenses, the Indemnitee will be entitled to be paid the expenses of prosecuting or defending such suit.

     The Company maintains insurance, at its expense, to protect against any liability or loss, regardless of whether any director or officer is entitled to indemnification under the MBCA or the Bylaws.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The information required by this item is contained in the Consolidated Financial Statements of the Company set forth beginning at page F-1 of this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS IN ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in or disagreements with the Company's accountants regarding accounting and financial disclosure during the Company's two most recent fiscal years.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements. See Index to Financial Statements beginning at page F-1 of this Registration Statement.

     (b)  Exhibits.

Exhibit No.       Description
-----------       -----------

2.1 Agreement and Plan of Merger, dated as of February 9, 1998 among the Registrant, Potlatch Corporation, Timberland Growth Corporation and Beaver Acquisition Corporation.*

3.1               Restated Articles of Incorporation of the Registrant.*

3.2               Revised and Restated Bylaws of the Registrant.*

10.1 Asset Purchase Agreement, dated as of February 9, 1998, by and among Potlatch Corporation, Anderson-Tully Veneers, L.P. and Anderson-Tully Management Services, LLC.*

10.2 Sawmills Subsidiary Asset Purchase Agreement, dated as of February 9, 1998, by and among Potlatch Corporation and Anderson-Tully Lumber Company.*

10.3 Logging Subsidiary Asset Purchase Agreement, dated as of February 9, 1998, between Potlatch Corporation and Anderson-Tully Timber Company.*

10.4 Timber Harvest Agreement between Anderson-Tully Timber Company and the Registrant dated January 1, 1998.*

10.5 Employment Agreement, dated March 28, 1994 between the Registrant and Parnell S. Lewis, Jr., Change in Control Agreement dated December 10, 1996 between the Registrant and Parnell S. Lewis, Jr. and Supplemental and Clarifying Agreement, dated December 31, 1997, between the Registrant and Parnell S. Lewis, Jr.*

10.6 Employment Agreement, dated July 10, 1987 between the Registrant and E. D. Coombs, Jr., Change in Control Agreement dated December 11, 1996 between the Registrant and E. D. Coombs, Jr. and Supplemental and Clarifying Agreement, dated December 31, 1997, between the Registrant and E. D. Coombs, Jr.*

10.7 Change in Control Agreement dated January 11, 1997 between the Registrant and Tony R. Parks and Supplemental and Amending Agreement, dated December 31, 1997, between the Registrant and Tony R. Parks.*


10.8 Change in Control Agreement dated May 6, 1997 between the Registrant and Claude Tully Hall and Supplemental and Amending Agreement, dated December 31, 1997, between the Registrant and Claude Tully Hall.*


10.9 Change in Control Agreement dated June 10, 1997 between the Registrant and Martin S. Lewis and Supplemental and Amending Agreement, dated as of December 31, 1997, between the Registrant and Martin S. Lewis.*

10.10 Change in Control Agreement dated December 11, 1996 between the Registrant and Charles Robert Dickinson, Jr. and Supplemental and Clarifying Agreement, dated as of December 31, 1997, between the Registrant and Charles Robert Dickinson Jr.*

10.11 Change in Control Agreement dated December 10, 1996 between the Registrant and Marye Helen Owen and Supplemental and Clarifying Agreement, dated as of December 31, 1997, between the Registrant and Marye Helen Owen.*

10.12 Change in Control Agreement dated December 12, 1996 between the Registrant and Bartlett Tully Lewis and Supplemental and Amending Agreement, dated as of December 31, 1997, between the Registrant and Bartlett Tully Lewis.*

21.1              Subsidiaries of the Registrant.*

27.1              Financial Data Schedule.


------------------
* Previously filed with the initial filing of this Registration Statement on April 23, 1998.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------------
                                                                                  PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                F-2

CONSOLIDATED BALANCE SHEETS AS OF JULY 31, 1996 AND 1997 AND DECEMBER 31, 1997    F-3

CONSOLIDATED STATEMENTS OF OPERATIONS FOR EACH OF THE YEARS
 ENDED JULY 31, 1995, 1996, AND 1997 AND THE FIVE-MONTH PERIOD ENDED
 DECEMBER 31, 1997                                                                F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR EACH OF THE
 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND THE FIVE-MONTH PERIOD
 ENDED DECEMBER 31, 1997                                                          F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS
 ENDED JULY 31, 1995, 1996, AND 1997 AND THE FIVE-MONTH PERIOD ENDED
 DECEMBER 31, 1997                                                                F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                        F-7

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 1998 AND DECEMBER 31,
 1997 (UNAUDITED)                                                                 F-20

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED
 MARCH 31, 1998 AND 1997 (UNAUDITED)                                              F-21

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) FOR THE
 THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)                           F-22

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED
 MARCH 31, 1998 AND 1997 (UNAUDITED)                                              F-23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)                            F-24

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors,
 Anderson-Tully Company


We have audited the accompanying consolidated balance sheets of Anderson-Tully Company (the "Company") and its subsidiaries as of July 31, 1996 and 1997 and December 31, 1997 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended July 31, 1997 and the five-month period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Anderson-Tully Company and its subsidiaries at July 31, 1996 and 1997 and December 31, 1997 and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 and the five-month period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Memphis, Tennessee
February 10, 1998

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   JULY 31,
                                               ------------------  DECEMBER 31,
                                                 1996      1997        1997
                                               --------  --------  ------------
                    ASSETS
                    ------
CURRENT ASSETS:
  Cash and cash equivalents................... $    188  $  1,749    $  1,711
  Certificates of deposit.....................      100       100         117
  Accounts receivable.........................    6,783     9,684      11,049
  Notes receivable............................                          4,899
  Inventories.................................    6,341     4,783       5,408
  Deferred income taxes.......................    1,229     1,076       1,258
  Prepaid expenses............................      885     1,339       1,190
  Refundable income taxes.....................      685
                                               --------  --------    --------
    Total current assets......................   16,211    18,731      25,632
TIMBERLAND AND TIMBER--At cost................   29,942    28,183      27,858
  Less accumulated depletion..................  (18,599)  (18,215)    (18,577)
                                               --------  --------    --------
    Timberland and timber--net................   11,343     9,968       9,281
PLANT PROPERTY--NET...........................   68,693    75,474      64,300
COMMERCIAL REAL ESTATE........................   22,385    30,007      29,801
OTHER ASSETS..................................    2,552     2,306       3,085
                                               --------  --------    --------
TOTAL......................................... $121,184  $136,486    $132,099
                                               ========  ========    ========
        LIABILITIES AND STOCKHOLDERS'
        -----------------------------
               EQUITY (DEFICIT)
               ----------------

CURRENT LIABILITIES:
  Accounts payable............................ $  4,346  $  5,532    $  7,326
  Current portion of long-term debt...........    1,805     4,826       7,356
Accrued expenses:
  Wages, insurance, and other.................    3,074     3,105       3,474
  Dividends payable...........................      695       723
  Taxes other than income.....................      905     1,053       1,585
  Income and franchise taxes..................      239     1,826       2,191
                                               --------  --------    --------
    Total accrued expenses....................    4,913     6,707       7,250
Deferred revenues.............................                            917
                                               --------  --------    --------
    Total current liabilities.................   11,064    17,065      22,849
DEFERRED INCOME TAXES.........................   13,519    15,955      13,971
LONG-TERM LIABILITIES.........................    1,177     1,171       1,507
LONG-TERM DEBT, Less current portion..........   42,804    46,344      96,787
MINORITY INTEREST IN EQUITY OF CONSOLIDATED
 LIMITED PARTNERSHIP..........................      275     1,578       2,862
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
  Capital stock--$2,000 par value; 1,200
   shares authorized; 579.54 shares
   outstanding................................    1,159     1,159       1,159
  Retained earnings (deficit).................   51,186    53,214      (7,036)
                                               --------  --------    --------
    Total stockholders' equity (deficit)......   52,345    54,373      (5,877)
                                               --------  --------    --------
TOTAL......................................... $121,184  $136,486    $132,099
                                               ========  ========    ========

                See notes to consolidated financial statements.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 FIVE MONTH
                                                                                 YEARS ENDED JULY 31,           PERIOD ENDED
                                                                           --------------------------------     DECEMBER 31,
                                                                             1995        1996        1997            1997

NET REVENUES:
  Timber and wood products                                                 $63,148     $59,137     $74,262        $ 37,710
  River construction                                                        22,797      23,108      16,688          11,691
  Commercial real estate                                                     2,276       1,959       1,803             905
  Equity in earnings of commercial
    real estate investments                                                    604         663         704             224
  Other                                                                      2,421       2,878       3,031           1,692
                                                                           -------     -------     -------        --------

          Total                                                             91,246      87,745      96,488          52,222

COSTS AND EXPENSES:
  Timber and wood products                                                  51,976      49,724      60,825          29,341
  River construction                                                        18,102      19,221      15,097          11,003
  Commercial real estate                                                     1,327       1,373       1,181             404
  Selling, administrative, and general                                       5,575       5,526       6,026           3,059
  Other                                                                        737         776       1,506           1,425
                                                                           -------     -------     -------        --------

          Total                                                             77,717      76,620      84,635          45,232

INCOME FROM OPERATIONS                                                      13,529      11,125      11,853           6,990

OTHER INCOME (EXPENSE):
  Interest income                                                              110         266         469              35
  Interest expense                                                          (1,601)     (2,634)     (3,380)         (2,374)
  Gain (loss) on sales of assets                                              (335)        353       2,419          (5,216)
                                                                           -------     -------     -------        --------

          Total other expense - net                                         (1,826)     (2,015)       (492)         (7,555)
                                                                           -------     -------     -------        --------

INCOME (LOSS) BEFORE INCOME TAX (EXPENSE) BENEFIT AND
  MINORITY INTEREST                                                         11,703       9,110      11,361            (565)

INCOME TAX (EXPENSE) BENEFIT                                                (4,042)     (3,023)     (3,891)            629
                                                                           -------     -------     -------        --------

INCOME BEFORE MINORITY INTEREST                                              7,661       6,087       7,470              64

MINORITY INTEREST IN INCOME OF CONSOLIDATED
  LIMITED PARTNERSHIP                                                                               (1,820)         (1,380)
                                                                           -------     -------     -------        --------

NET INCOME (LOSS)                                                          $ 7,661     $ 6,087     $ 5,650         $(1,316)
                                                                           =======     =======     =======        ========


BASIC EARNINGS PER SHARE                                                   $13,174     $10,479     $ 9,749         $(2,271)
                                                                           =======     =======     =======        ========


WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                               581.54      580.88      579.54          579.54
                                                                           =======     =======     =======        ========


See notes to consolidated financial statements.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND FIVE-MONTH PERIOD ENDED DECEMBER
                                    31,1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                            COMMON STOCK
                                          ----------------  RETAINED
                                           NUMBER           EARNINGS
                                          OF SHARES AMOUNT  (DEFICIT)   TOTAL
                                          --------- ------  ---------  --------
BALANCES AT JULY 31, 1994................  581.54   $1,163  $ 44,484   $ 45,647
  Cash dividends declared ($5,250 per
   share)................................                     (3,053)    (3,053)
  Dividend of shares of Anderson-Tully
   Veneers, L.P..........................                       (229)      (229)
  Net income.............................                      7,661      7,661
                                           ------   ------  --------   --------
BALANCES AT JULY 31, 1995................  581.54    1,163    48,863     50,026
  Cash dividends declared ($6,230 per
   share)................................                     (3,618)    (3,618)
  Repurchase and retirement of common
   stock.................................   (2.00)      (4)     (146)      (150)
  Net income.............................                      6,087      6,087
                                           ------   ------  --------   --------
BALANCES AT JULY 31, 1996................  579.54    1,159    51,186     52,345
  Cash dividends declared ($6,250 per
   share)................................                     (3,622)    (3,622)
  Net income.............................                      5,650      5,650
                                           ------   ------  --------   --------
BALANCES AT JULY 31, 1997................  579.54    1,159    53,214     54,373
  Cash dividends declared ($101,190 per
   share)................................                    (58,645)   (58,645)
  Dividend of assets to Anderson-Tully
   Veneers, L,P..........................                       (289)      (289)
  Net loss...............................                     (1,316)    (1,316)
                                           ------   ------  --------   --------
BALANCES AT DECEMBER 31, 1997............  579.54   $1,159  $ (7,036)  $ (5,877)
                                           ======   ======  ========   ========


                See notes to consolidated financial statements.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                     FIVE MONTH
                                         YEARS ENDED JULY 31,       PERIOD ENDED
                                      ----------------------------  DECEMBER 31,
                                        1995      1996      1997        1997
                                      --------  --------  --------  ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)..................  $  7,661  $  6,087  $  5,650    $ (1,316)
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation and amortization.....     4,026     5,107     7,401       3,425
  Depletion.........................     1,200     1,915     1,359       1,054
  Deferred income taxes.............        72     2,275     2,589      (2,166)
  Minority interest in earnings of
   consolidated limited partnership.                         1,820       1,380
  (Gain) loss on sale of assets.....       335      (353)   (2,419)      5,216
 Changes in assets and liabilities:
  Accounts receivable...............      (747)    1,980    (2,900)     (1,365)
  Inventories.......................    (2,639)      669     1,559        (624)
  Other assets......................      (561)     (926)     (284)       (680)
  Accounts payable and accrued
   expenses.........................       991      (211)    1,365       2,693
  Accrued and refundable income
   taxes............................     1,119    (1,427)    2,272         366
  Deferred revenues.................      (998)     (792)                  917
  Long-term liabilities.............      (697)     (149)       (6)        336
                                      --------  --------  --------    --------
    Net cash provided by operating
     activities.....................     9,762    14,175    18,406       9,236
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Proceeds from sales of plant
  property..........................     2,256     1,086     1,130         250
 Purchases of plant property........   (17,538)  (28,339)  (14,148)     (2,366)
 Proceeds from sales of timber and
  timberland........................                         1,077
 Purchases of timber and timberland.    (2,239)   (1,307)      (10)       (368)
 Proceeds from sales of commercial
  real estate.......................                         9,604
 Purchases of commercial real
  estate............................       (28)     (197)  (16,940)
 Collections of notes receivable....               1,750
 Proceeds from maturities of short-
  term investments..................       200       200       200         100
 Purchases of short-term
  investments.......................      (200)     (200)     (200)       (117)
                                      --------  --------  --------    --------
   Net cash used in investing
    activities......................   (17,549)  (27,007)  (19,287)     (2,501)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Dividends paid.....................    (3,282)   (3,504)   (3,594)    (59,368)
 Distributions to limited partners..                          (524)       (379)
 Purchases of treasury stock........                (150)
 Net proceeds from (principal
  payments on) lines of credit......     2,629     2,996    (3,750)      4,222
 Proceeds from issuance of long-term
  debt..............................     9,820    14,467    13,636      96,500
 Principal payments of long-term
  debt..............................    (2,169)   (1,154)   (3,326)    (47,748)
                                      --------  --------  --------    --------
   Net cash provided by (used in)
    financing activities............     6,998    12,655     2,442      (6,773)
                                      --------  --------  --------    --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS...................      (789)     (177)    1,561         (38)
CASH AND CASH EQUIVALENTS, BEGINNING
 OF PERIOD..........................     1,154       365       188       1,749
                                      --------  --------  --------    --------
CASH AND CASH EQUIVALENTS, END OF
 PERIOD.............................  $    365  $    188  $  1,749    $  1,711
                                      ========  ========  ========    ========
SUPPLEMENTAL INFORMATION:
 Income taxes paid during the
  period............................  $  2,734  $  2,173  $    108    $  1,174
 Interest paid during the period....     1,379     2,978     3,517       1,713

NON-CASH INVESTING AND FINANCING ACTIVITIES:
 The Company acquired plant property with a total cost of $3,271 in 1995 and $444 in 1996 by incurring capitalized lease obligations of $1,320 and $444, respectively, and a note payable of $1,951 in 1995.
 During the five-month period ended December 31, 1997, the Company allowed the payor on its note receivable with a principal balance totalling $7,218 plus interest to satisfy its obligation by rolling the balance over to a new note with a principal balance of $7,225.
 As of December 31, 1997, the Company sold its inventories and plant property associated with its Memphis, Tennessee laminated flooring plant for consideration consisting of $100 cash and notes receivable totalling $4,900.

                See notes to consolidated financial statements.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                   YEARS ENDED JULY 31, 1995, 1996, AND 1997
                 AND FIVE-MONTH PERIOD ENDED DECEMBER 31 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The consolidated financial statements include the accounts of Anderson-Tully Company (the "Company"), its wholly-owned subsidiaries, Patton-Tully Transportation Company, Tenarc Construction Company ("Tenarc"), Biomass Management Corporation ("Biomass"), and Brickeys Stone Company, and a limited partnership, Anderson-Tully Veneers, L.P. ("AT Veneers" or the "Partnership") (collectively, the "Companies"). All material intercompany transactions have been eliminated. (Also see Note 12.)

  The Company serves as managing general partner of the Partnership, holding an approximate one percent interest in such. Remaining partnership capital is held in the form of limited partnership interests. The Company, as managing general partner, controls the operations of the Partnership and guarantees the Partnership's debt; accordingly, the financial statements of the Partnership are included in the Company's accompanying consolidated financial statements. Minority interest is recognized for the limited partners' interest in the financial position and operations of the Partnership.

  Cash and Cash Equivalents--Highly liquid debt instruments purchased with original maturities of three months or less from the date of purchase are considered to be cash equivalents.

  Inventories--Wood products and supplies inventories are stated primarily at cost (first-in, first-out method). Costs applicable to growing crops are capitalized. Lumber and log inventories are stated at cost (last-in, first-out cost method).

  Timber and Timberland--Timber and timberland are recorded at cost. The Company does not capitalize timber carrying costs. Depletion of timber costs is provided on footages cut at rates based on estimated recoverable timber in each tract (cost depletion).

  Plant Property--Plant property is stated at cost. Depreciation is provided over estimated useful lives using the straight-line method.

  Commercial Real Estate--The Company accounts for its 20% to 50% undivided interests in commercial real estate using the equity method. Depreciation of buildings is provided over their estimated useful lives, generally forty years. The partnership interest is carried on the equity method.

  Income Taxes--Current income taxes reflect taxes provided for and payable on the earnings of the Company and its subsidiaries. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes of the Company and its subsidiaries. Federal income taxes are not payable by, or provided for, the Partnership; partners are taxed individually on their share of partnership earnings.

  Earnings Per Share--Basic earnings per share have been computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding. The Company has a simple capital structure; accordingly, the adoption of Statement of Financial Accounting Standards No. 128, Earnings Per Share, had no effect on the amounts presented.

  Change of Year-End--In 1997 the Board of Directors approved a change in the Company's fiscal year-end from July 31 to December 31. Fiscal years presented and referred to in these financial statements are on a July 31 fiscal year basis unless otherwise indicated.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


  Revenue Recognition--Revenues from product sales (timber and wood products operations) are recognized upon shipment of product; provision for estimated sales returns is not deemed necessary based on historical returns rates and current business conditions.

  Revenues from river construction contracts are recognized using the percentage-of-completion method measured by the percentage of costs incurred to date to total estimated costs for each contract. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

  Regarding commercial real estate, shopping center space is generally leased to retail tenants under short- and intermediate-term leases which are accounted for as operating leases. The warehouse leases are similar in nature, except that the tenants are generally manufacturers and/or distributors of products. Minimum rents are recognized on an accrual basis as earned, the result of which do not differ materially from the straight-line method. Percentage rents, common area maintenance ("CAM"), and other recoveries are recognized on an accrual basis as earned.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments--In accordance with the requirements of FASB No. 107, "Disclosures About Fair Value of Financial Instruments," the estimated fair value of the Companies' financial instruments has been determined by the Company using available market information. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the fair values are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions may have a material effect on the estimated fair value amounts. The carrying amounts of cash, certificates of deposit, accounts receivable, accounts payable, and long-term debt are considered to be a reasonable estimate of their fair value.

  Concentration of Credit Risk--Financial instruments which potentially subject the Companies to a concentration of credit risk principally consist of cash, certificates of deposit, trade accounts receivable, and notes receivable. The Companies maintain their cash balances and certificates of deposit with large regional or national financial institutions and have not experienced losses related to these items. The Companies' sales are principally to U.S. governmental entities (as to river construction) and to customers in the furniture manufacturing, distribution, and residential flooring industries in the United States and overseas. No additional credit risk beyond amounts provided for collection losses is believed inherent in the Companies' trade accounts receivable balances.

  Effect of Recently Issued Accounting Standards--In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is required to be adopted during the Company's first fiscal year beginning after December 15, 1997. At that time, the Company will be required to conform its method of reporting

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)

industry segment data to new standards and, if necessary, to restate all prior periods. Under the new requirements, industry segment data will be reported according to internal reporting segments utilized by management in running the Company's operations. Statement No. 131 is expected to result in the reporting of additional segregation of data for the Company's timber and wood products operations than are currently presented in Note 10.

2. INVENTORIES

  Inventories consist of the following at July 31, 1996 and 1997 and December 31, 1997:

                                                        JULY 31,
                                                      ------------- DECEMBER 31,
                                                       1996   1997      1997
                                                      ------ ------ ------------
   Lumber............................................ $3,869 $2,040    $1,663
   Wood products.....................................    209    947       774
   Logs..............................................  1,099    606     1,883
   Supplies..........................................    930    857       778
   Growing crops.....................................    234    333       310
                                                      ------ ------    ------
     Total........................................... $6,341 $4,783    $5,408
                                                      ====== ======    ======

 The LIFO reserve related to the lumber and log inventories totalled $5,159, $4,692, and $3,825 at July 31, 1996 and 1997 and December 31, 1997,
respectively. In the five months ended December 31, 1997, the liquidation of LIFO inventories decreased cost of sales and, therefore, increased income before taxes by $377.

3. PLANT PROPERTY

  Plant property consists of the following at July 31, 1996 and 1997 and December 31, 1997:

                                                     JULY 31,
                                                  ----------------  DECEMBER 31,
                                                   1996     1997        1997
                                                  -------  -------  ------------
   Land.......................................... $ 1,203  $ 1,439    $ 1,155
   Buildings.....................................  10,441   11,854     10,495
   Machinery and equipment.......................  84,766  105,207     85,495
   Computer equipment under capital leases.......   1,764    1,764      1,764
   Construction in progress......................  10,395      885      1,784
                                                  -------  -------    -------
     Total....................................... 108,569  121,149    100,693
   Less accumulated depreciation................. (39,876) (45,675)   (36,393)
                                                  -------  -------    -------
   Plant property--net........................... $68,693  $75,474    $64,300
                                                  =======  =======    =======

  On December 31, 1997 the Company sold the assets related to its laminated truck flooring plant for cash of $100 and notes receivable of $4,900. The notes receivable bear interest at the prime rate and mature June 30, 1998. The sale resulted in a loss of approximately $5,100.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


4.EMPLOYEE BENEFIT PLANS

  The Companies have two defined benefit pension plans covering substantially all hourly and salaried employees. The benefits under the hourly plan are based on fixed benefit rates and years of service. The benefits under the salary plan are based on years of service and the employee's highest average compensation for any five years of service. The Company's funding policy for each plan is to make at least the minimum contribution required by the Employee Retirement Income and Security Act of 1974. Contributions provide for current benefits as well as expected future benefits. The investments of the plans consist principally of general investment accumulated funds administered by the trustees.

  Net expense for the years ended July 31, 1995, 1996, and 1997 and the five-month period ended December 31, 1997 included the following:

                                                    JULY 31,
                                                ------------------  DECEMBER 31,
                                                1995   1996   1997      1997
                                                ----  ------  ----  ------------
   Service cost................................ $318  $  330  $336      $139
   Interest cost...............................  814     786   796       330
   Actual return on plan assets................ (279) (1,637) (900)     (125)
   Net amortization and deferral............... (322)  1,061   204        63
                                                ----  ------  ----      ----
     Net periodic pension cost................. $531  $  540  $436      $407
                                                ====  ======  ====      ====

  Assumptions used in the computations are as follows:

                                                                 JANUARY 1,
                                                             ---------------------
                                                             1995  1996    1997
                                                             ----  ----  ---------
   Assumed discount rate.................................... 7.0%  6.5%  6.5%-7.5%
   Rates of increase in compensation levels for salaried
    employees............................................... 5.0%  5.0%    5.0%
   Expected long-term rate of return on assets.............. 7.0%  6.5%    6.5%

  The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of July 31, 1996 and 1997. A separate actuarial valuation was not prepared for the December 31, 1997 transition period; however, amounts are not expected to differ significantly from those shown below.

                                                                1996     1997
                                                               -------  -------
   Actuarial present value of accumulated plan benefits:
     Vested benefits.........................................  $10,100  $10,354
     Nonvested benefits......................................      129      114
                                                               -------  -------
       Accumulated benefit obligation........................  $10,229  $10,468
                                                               =======  =======
   Projected benefit obligation..............................  $11,357  $11,755
   Plan assets at fair value.................................   10,896   11,214
                                                               -------  -------
       Excess of projected benefit obligation over fair value
        of plan assets.......................................     (461)    (541)
   Unrecognized net gain.....................................     (579)    (365)
   Unrecognized prior service cost...........................       59       55
                                                               -------  -------
       Accrued pension cost..................................  $  (981) $  (851)
                                                               =======  =======

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


5. COMMERCIAL REAL ESTATE

  Commercial real estate consists of the following at July 31, 1996 and 1997 and December 31, 1997:

                                                       JULY 31,
                                                    --------------- DECEMBER 31,
                                                     1996    1997       1997
                                                    ------- ------- ------------
   Undeveloped commercial land....................  $   536
   Partnership interest of 24% in a shopping cen-
    ter complex...................................    1,837 $ 1,786   $ 1,773
   Undivided interests of 25% in two shopping cen-
    ters..........................................    4,986   4,883     4,839
   Undivided interests of 100% in shopping cen-
    ters..........................................   13,940   5,484     5,433
   Undivided interest of 50% in one warehouse.....    1,086   1,055     1,042
   Undivided interest of 100% in one warehouse....            9,581     9,489
   Note receivable, secured by a deed of trust on
    a warehouse, interest at prime, maturing
    December 31, 1998.............................            7,218     7,225
                                                    ------- -------   -------
     Commercial real estate.......................  $22,385 $30,007   $29,801
                                                    ======= =======   =======


  Minimum future rentals to be received on non-cancelable leases for the wholly-owned shopping centers and warehouse in each of the years ended December 31, are as follows:

                 1998                               $ 1,529
                 1999                                 1,495
                 2000                                 1,447
                 2001                                 1,425
                 2002                                   844
                 Thereafter                           6,052
                                                    -------
                      Total                         $12,792
                                                    =======

6. LINE OF CREDIT ARRANGEMENTS

  At December 31, 1997, the Companies had two unsecured lines of credit totalling $16,500 under which borrowings of $9,119 were outstanding, leaving $7,381 available for unrestricted usage. Each of the lines is a direct obligation of or unconditionally guaranteed by the Company. Borrowings are at floating rates of 30- to 90-day LIBOR plus 1.2%--1.5%, totalling 7.17%--7.48% at December 31, 1997. One of the lines of credit, totalling $7,500, expires November 30, 1998; the other, totalling $9,000, expires January 1, 1999.

7. LONG-TERM DEBT AND CAPITALIZED LEASES

  Long-term debt, all of which is a direct obligation of or unconditionally guaranteed by the Company, consists of the following at July 31, 1996 and 1997 and December 31, 1997:

                                                      JULY 31,
                                                    ------------- DECEMBER 31,
                                                     1996   1997      1997
                                                    ------ ------ ------------
   Note payable to corporation, 6%, due on demand
    beginning June 1, 1999 or, if not demanded
    previously, due October 1, 2002, unsecured....                  $50,000
   Notes payable bank line of credit, due November
    30, 1998, with variable interest rates (7.48%
    at December 31, 1997). The notes are
    unsecured.....................................  $1,000 $4,000     2,000
   Notes payable bank line of credit, due January
    1, 1999, with variable interest rates (7.17%
    at December 31, 1997). The notes are
    unsecured.....................................   7,646    897     7,119

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                    JULY 31,
                                                 ----------------  DECEMBER 31,
                                                  1996     1997        1997
                                                 -------  -------  ------------
   Notes payable finance institutions, due in
    varying amounts to September 2009, with in-
    terest ranging from 7.56% to 9.875%. The
    notes are collateralized by a 25% interest
    in two shopping centers and a 100% interest
    in one shopping center.....................  $ 8,713  $ 8,465    $ 8,378
   Notes payable bank, due in monthly
    installmentsof $86 through June 2002, with
    the remaining balance due July 2002, at
    floating rates (6.92% at December 31,
    1997). The note is collateralized by a 100%
    interest in an industrial warehouse........             9,514      9,387
   Note payable finance institution, due in
    monthly installments of $22 through Septem-
    ber 2000, and the remaining unpaid balance
    due October 2000, with an interest rate of
    10%. The note is collateralized by a 50%
    interest in an industrial warehouse........    1,198    1,185      1,180
   Note payable finance institution, due in
    monthly installments of $5 through February
    2000, with an interest rate of 7.50%. The
    note is collateralized by machinery........               140        119
   Notes payable individuals, due in annual in-
    stallments of $316 principal and interest
    through September 2004, with an interest
    rate of 7.25%..............................    2,126    1,941      1,745
   Notes payable finance institution, due in
    varying monthly installments through March
    2005 at floating rates (7.17% at December
    31, 1997). The notes are collateralized by
    machinery and equipment....................   11,000   10,953     10,934
   Notes payable finance institution, due in
    monthly installments of $29 through Septem-
    ber 2002, with an interest rate of 7.3%.
    The note is collataralized by a motor ves-
    sel........................................    1,706    1,423      1,362
   Notes payable finance institution, due in
    total on September 22, 1997, prime rate,
    collateralized by a shopping center........    1,000
   Loan payable, city, due in annual install-
    ments of $100 principal plus interest
    through December 2010, with interest at
    2.00%. The loan is secured by an irrevoca-
    ble standby letter of credit issued by a
    bank (see Note 11).........................    1,500    1,400      1,300
   Loan payable, state agency, due in
    monthlyinstallments of principal and inter-
    est approximating $153 through June 2006,
    with variable interest rates (7.17% at De-
    cember 31, 1997). The loan is unsecured....    7,359   10,256      9,744
   Capitalized lease obligations due in varying
    monthly installments through February 2000,
    with interest rates of 7.78% to 9.47%......    1,361      996        875
                                                 -------  -------    -------
   Total.......................................   44,609   51,170    104,143
   Less current portion........................   (1,805)  (4,826)    (7,356)
                                                 -------  -------    -------
   Long-term debt..............................  $42,804  $46,344    $96,787
                                                 =======  =======    =======

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


  Principal payments due in each of the next five years ended December 31 and thereafter are as follows:

                                     CAPITALIZED      NOTES AND       TOTAL
                                  LEASE OBLIGATIONS LOANS PAYABLE LONG-TERM DEBT
                                  ----------------- ------------- --------------
   1998..........................       $387          $  6,969       $  7,356
   1999..........................        417            62,092         62,509
   2000..........................         71             5,149          5,220
   2001..........................                        5,816          5,816
   2002..........................                       11,639         11,639
   Thereafter....................                       11,603         11,603
                                        ----          --------       --------
     Total.......................       $875          $103,268       $104,143
                                        ====          ========       ========

  For certain of its debt obligations, the Company is subject to covenants obligating it to maintain specified ratios of cash flows to interest expense and of total liabilities to adjusted timber value, all terms as defined in the relevant agreements. The Company was in compliance with these ratios at December 31, 1997. In addition, during 1998 the Company will become subject to a fixed charge coverage ratio covenant for its operations from January 1, 1998 forward.

  Interest expense related to the notes collateralized by real estate totalled $854, $873, $970, and $682 for the years ended July 31, 1995, 1996, and 1997 and the five-month period ended December 31, 1997, respectively. Interest costs totalling $301 and $211 for the years ended July 31, 1996 and 1997, respectively, were incurred in conjunction with the Partnership's construction of its plant property and have been capitalized as a part of its cost.

  The Company is lessee of certain computer equipment under capital leases expiring February 20, 2000. The assets and liabilities under capital leases are recorded at the present value of the minimum lease payments, which approximates fair value of the assets. The assets are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense in the accompanying financial statements.

8. INCOME TAXES

  The components of income tax expense (benefit), attributable to the Company and its wholly-owned subsidiaries, consisted of the following for the years ended July 31, 1995, 1996, and 1997 and the five-month period ended December 31, 1997:

                                                     JULY 31,
                                               -------------------- DECEMBER 31,
                                                1995   1996   1997      1997
                                               ------ ------ ------ ------------
   Current.................................... $3,970 $  748 $1,302    $1,537
   Deferred...................................     72  2,275  2,589    (2,166)
                                               ------ ------ ------    ------
     Total income tax expense (benefit)....... $4,042 $3,023 $3,891    $ (629)
                                               ====== ====== ======    ======

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


  A reconciliation of the Company's actual income taxes for the years ended July 31, 1995, 1996, and 1997 and the five-month period ended December 31, 1997 to that obtained by applying the U.S. federal statutory income tax rate against income before income taxes and minority interest is as follows:

                                                 JULY 31,
                                           ----------------------  DECEMBER 31,
                                            1995    1996    1997       1997
                                           ------  ------  ------  ------------
   Federal income tax expense (benefit),
    at U.S. federal statutory rate........ $4,096  $3,189  $3,976     $(198)
   Effect of state income taxes, net of
    federal benefit.......................    361     213     372       (76)
   Effect of usage of alternative energy
    source credits........................   (384)   (450)
   Effect of consolidated minority inter-
    est not subject to federal income tax
    (related to the Partnership's income).                   (627)     (485)
   Other differences......................    (31)     71     170       130
                                           ------  ------  ------     -----
     Income tax expense (benefit)......... $4,042  $3,023  $3,891     $(629)
                                           ======  ======  ======     =====

  Deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for income tax and financial reporting purposes for the Company and its wholly-owned subsidiaries. The tax effects of significant items comprising the Company's deferred taxes as of July 31, 1996 and 1997 and December 31, 1997 are as follows:

                                                    JULY 31,
                                                ------------------  DECEMBER 31,
                                                  1996      1997        1997
                                                --------  --------  ------------
   Deferred tax assets:
     Uniform capitalization of inventory......  $    424  $    331    $    291
     Pension plans and deferred compensation..       685       569         341
     Vacation pay.............................       119       128          17
     Workers' compensation and hospitalization
      insurance reserves......................       479       524         731
     Alternative minimum tax credit and other
      carryforwards...........................                 343         469
     All other................................       292       138          73
                                                --------  --------    --------
       Total deferred tax assets..............     1,999     2,033       1,922
   Deferred tax liabilities--differences
    between financial reporting and income
    tax bases of:
     Plant property...........................    (6,851)   (8,982)     (6,773)
     Commercial real estate...................    (7,438)   (7,930)     (7,862)
                                                --------  --------    --------
       Total deferred tax liabilities.........   (14,289)  (16,912)    (14,635)
                                                --------  --------    --------
       Net deferred tax liability.............  $(12,290) $(14,879)   $(12,713)
                                                ========  ========    ========

  Federal income taxes are not payable by, or provided for, the Partnership.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


9. CONTRACTS IN PROGRESS

  Amounts with respect to river construction contracts in progress as of July 31, 1996 and 1997 and December 31, 1997, which are included in accounts receivable in the accompanying financial statements, are as follows:

                                                      JULY 31,
                                                    -------------  DECEMBER 31,
                                                     1996   1997       1997
                                                    ------ ------  ------------
   Costs incurred on contracts in progress and es-
    timated earnings on contracts in progress.....  $5,919 $4,816     $6,954
   Less billings to date on contracts in progress.   5,903  4,905      6,766
                                                    ------ ------     ------
     Net..........................................  $   16 $  (89)    $  188
                                                    ====== ======     ======
   Costs and estimated earnings in excess of bill-
    ings on uncompleted contracts.................  $   35 $   90     $  188
   Billings in excess of costs and estimated earn-
    ings on uncompleted contracts.................      19    179
                                                    ------ ------     ------
     Net..........................................  $   16 $  (89)    $  188
                                                    ====== ======     ======

  As of December 31, 1997, the Company had a contractual obligations backlog, consisting of revenues to be recognized on signed contracts, of approximately $2,090.

10. INDUSTRY SEGMENT DATA AND MAJOR CUSTOMERS

  The Company principally operates in three industries: timber and wood products operations, river construction contract operations, and commercial real estate operations. Timber and wood product operations consist of the management of the Company's forested lands and acquisition of logging rights to other lands, contracting for the logging thereon, and the sale and/or processing of the logs into lumber and wood products. River construction contracts are performed principally for U.S. governmental entities, with revenues from these entities totalling $16,269, $15,723, $8,017, and $8,954 for the years ended July 31, 1995, 1996, and 1997, and for the five-month period ended December 31, 1997, respectively. Commercial real estate operations consist principally of the Company's ownership of varying percentages of undivided interests in shopping centers or warehouses, or of partnerships owning these, with revenues being received from occupying tenants.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)



  Financial information, summarized by industry segment, is as follows:

                                                     COMMERCIAL
       YEAR ENDED          TIMBER AND      RIVER        REAL
      JULY 31, 1995       WOOD PRODUCTS CONSTRUCTION   ESTATE   OTHER  ELIMINATIONS CONSOLIDATED
      -------------       ------------- ------------ ---------- ------ ------------ ------------
Total revenues:
 Unaffiliated customers:
   Domestic.............     $50,884      $22,797     $ 2,880   $2,421                $ 78,982
   Export...............      12,264                                                    12,264

 Intersegment sales.....                    1,179                        $(1,179)
                             -------      -------     -------   ------   -------      --------
  Total.................     $63,148      $23,976     $ 2,880   $2,421   $(1,179)     $ 91,246
                             =======      =======     =======   ======   =======      ========
Income from operations..     $ 7,184      $ 3,254     $ 1,345   $1,746                $ 13,529
                             -------      -------     -------   ------                --------
Identifiable assets.....     $57,566      $13,145     $22,941   $  820                $ 94,472
                             -------      -------     -------   ------
Corporate assets........                                                                 7,168
                                                                                      --------
  Total assets..........                                                              $101,640
                                                                                      ========
Depreciation and
 amortization expense...     $ 2,707      $   852     $   394   $   73                $  4,026
                             -------      -------     -------   ------                --------
Capital expenditures....     $18,030      $ 1,590     $    40   $  145                $ 19,805
                             -------      -------     -------   ------                --------
                                                     COMMERCIAL
       YEAR ENDED          TIMBER AND      RIVER        REAL
      JULY 31, 1996       WOOD PRODUCTS CONSTRUCTION   ESTATE   OTHER  ELIMINATIONS CONSOLIDATED
      -------------       ------------- ------------ ---------- ------ ------------ ------------
Total revenues:
 Unaffiliated customers:
   Domestic.............     $48,914      $23,108     $ 2,622   $2,878                $ 77,522
   Export...............      10,223                                                    10,223

 Intersegment sales.....                    1,003                        $(1,003)
                             -------      -------     -------   ------   -------      --------
  Total.................     $59,137      $24,111     $ 2,622   $2,878   $(1,003)     $ 87,745
                             =======      =======     =======   ======   =======      ========
Income from operations..     $ 5,602      $ 2,399     $ 1,056   $2,068                $ 11,125
                             -------      -------     -------   ------                --------
Identifiable assets.....     $73,765      $13,865     $22,636   $1,433                $111,699
                             -------      -------     -------   ------
Corporate assets........                                                                 9,485
                                                                                      --------
  Total assets..........                                                              $121,184
                                                                                      ========
Depreciation and
 amortization expense...     $ 3,646      $   973     $   402   $   86                $  5,107
                             -------      -------     -------   ------                --------
Capital expenditures....     $25,143      $ 3,809     $   298   $  593                $ 29,843
                             -------      -------     -------   ------                --------
                                                     COMMERCIAL
       YEAR ENDED          TIMBER AND      RIVER        REAL
      JULY 31, 1997       WOOD PRODUCTS CONSTRUCTION   ESTATE   OTHER  ELIMINATIONS CONSOLIDATED
      -------------       ------------- ------------ ---------- ------ ------------ ------------
Total revenues:
 Unaffiliated customers:
   Domestic.............     $66,691      $16,688     $ 2,507   $3,031                $ 88,917
   Export...............       7,571                                                     7,571
 Intersegment sales.....                    1,028                        $(1,028)
                             -------      -------     -------   ------   -------      --------
  Total.................     $74,262      $17,716     $ 2,507   $3,031   $(1,028)     $ 96,488
                             =======      =======     =======   ======   =======      ========
Income from operations..     $ 8,250      $   426     $ 1,123   $2,054                $ 11,853
                             -------      -------     -------   ------                ========
Identifiable assets.....     $79,006      $15,636     $30,167   $1,769                $126,578
                             -------      -------     -------   ------
Corporate assets........                                                                 9,908
                                                                                      --------
  Total assets..........                                                              $136,486
                                                                                      ========
Depreciation and
 amortization expense...     $ 5,757      $ 1,111     $   432   $  101                $  7,401
                             -------      -------     -------   ------                --------
Capital expenditures....     $11,637      $ 2,168     $16,987   $  306                $ 31,098
                             -------      -------     -------   ------                --------

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)

       FIVE MONTH
      PERIOD ENDED                                   COMMERCIAL
      DECEMBER 31,         TIMBER AND      RIVER        REAL
          1997            WOOD PRODUCTS CONSTRUCTION   ESTATE   OTHER  ELIMINATIONS CONSOLIDATED
      ------------        ------------- ------------ ---------- ------ ------------ ------------
Total revenues:
 Unaffiliated customers:
   Domestic.............     $33,083      $11,691     $ 1,129   $1,692                $ 47,595
   Export...............       4,627                                                     4,627

 Intersegment sales.....                      553                         $(553)
                             -------      -------     -------   ------    -----       --------
  Total.................     $37,710      $12,244     $ 1,129   $1,692    $(553)      $ 52,222
                             =======      =======     =======   ======    =====       ========
Income from operations..     $ 6,195      $   (19)    $   645   $  169                $  6,990
                             =======      =======     =======   ======                ========
Identifiable assets.....     $76,502      $16,950     $29,801   $1,667                $124,920
                             =======      =======     =======   ======
Corporate assets........                                                                 7,179
                                                                                      --------
  Total assets..........                                                              $132,099
                                                                                      ========
Depreciation and
 amortization expense...     $ 2,668      $   532     $   200   $   25                $  3,425
                             =======      =======     =======   ======                ========
Capital expenditures....     $ 2,285      $   431     $   ---   $   18                $  2,734
                             =======      =======     =======   ======                ========

11. COMMITMENTS AND CONTINGENCIES

  Operating Leases--The Company leases certain equipment used in its operations under operating leases. Payments made under these operating leases totalled $37, $382, $630, and $225 for the years ended July 31, 1995, 1996, and 1997 and for the five-month period ended December 31, 1997, respectively. Operating lease payments due in each of the years ended December 31 are as follows:

   1998.................................................................. $  796
   1999..................................................................    608
   2000..................................................................    368
   2001..................................................................    123
                                                                          ------
     Total............................................................... $1,895
                                                                          ======

  Guarantee--The Company owns a 24% undivided interest in a partnership which owns a shopping center complex. The partners guaranteed the construction and permanent financing of the project. The Company's contingent liability currently approximates $2,425 and will be reduced to $480 when the operating property becomes profitable.

  Litigation, Claims, and Assessments--The Companies are subject to certain claims and litigation, including unasserted claims, in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, it is management's opinion that the ultimate outcome will not have a material adverse effect on the financial statements of the Companies.

  Irrevocable Standby Letters of Credit--As of December 31, 1997, the Companies have outstanding irrevocable standby letters of credit issued related to their loan payable, city (see Note 7), and for insurance purposes, totalling $1,894.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


12. CHANGE IN CORPORATE STRUCTURE

  As of the close of business on December 31, 1997, in order for the Company to have a corporate structure of an allowable nature to qualify as a real estate investment trust (a "REIT"), significant liquidations, transfers, and exchanges were effected. The result is that the Company retains ownership of the timberland and timber, the commercial real estate, and the farmland that it previously owned. The logging and timber conversion related assets, previously owned by the Company, are now owned by new companies, of which the Company owns 100% of their preferred stock, representing 95% of their economic value, and of which AT Veneers owns 100% of their common stock. The river construction and management services related assets, previously owned by the Company or its wholly-owned subsidiaries, are now owned by new companies which are wholly-owned by AT Veneers. The approximate 1% ownership interest in AT Veneers, previously owned by the Company, now rests with a new company which is a wholly-owned subsidiary of the Company. The accompanying December 31, 1997 balance sheet gives effect to these transactions which have occurred within the Company's consolidated group.

  The consolidated group at December 31, 1997 consists of the Company, its wholly-owned subsidiaries, Tenarc and Anderson-Tully GP Company ("AT GP") and its 100% preferred stock ownership of Anderson-Tully Timber Company ("AT Timber") and Anderson-Tully Lumber Company ("AT Lumber"). AT GP owns an approximate 1% ownership interest in AT Veneers, which in turn directly or indirectly owns 100% of the common stock of Anderson-Tully Management Services LLC, AT Timber, AT Lumber, Patton-Tully Transportation LLC, and Brickeys Stone LLC.

13. SUBSEQUENT EVENTS

  On February 9, 1998, the Board of Directors of Anderson-Tully Company voted to submit to the shareholders for their approval and adoption of a merger agreement whereby Timberland Growth Corporation would acquire all of the outstanding common stock of Anderson-Tully Company. Also on that date, the Board of Directors of AT GP Company voted to submit to the limited partners of AT Veneers for their approval and adoption of an agreement to sell to Potlatch Corporation assets relating to the veneer operations, and the Board of Managers of Anderson-Tully Management Services LLC approved an agreement to sell to Potlatch Corporation all of its assets including the common stock of AT Timber and AT Lumber. Patton-Tully Transportation LLC and Brickeys Stone LLC and certain other assets will be retained by AT Veneers. Under the terms of these agreements the shareholders and AT Veneers will receive, in the aggregate, approximately $470 million, subject to certain working capital adjustments, less outstanding debt at closing and transaction costs. Shareholder and limited partner approval is required to consummate these transactions; in addition, certain events must also occur, some of which are beyond the control of the Company, to effect these transactions. In anticipation of these transactions legal, accounting, and investment banking fees totalling $935 as of December 31, 1997 have been deferred and recorded as other assets in the accompanying financial statements.

  The Board also voted to empower the officers of the Company to take the actions necessary to register its stock under Section 12(g) of the Securities Exchange Act of 1934.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)



14. COMPARATIVE RESULTS OF OPERATIONS FOR THE FIVE MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED)

  The following unaudited results of operations for the five months ended December 31, 1996 are presented for comparative purposes. It is management's opinion that this information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the five months ended December 31, 1996.

   Net revenues........................................................ $35,612
   Costs and expenses..................................................  32,881
                                                                        -------
   Income from operations..............................................   2,731
   Other expense, net..................................................    (673)
                                                                        -------
   Income before income tax expense and minority interest..............   2,058
   Income tax expense..................................................    (606)
                                                                        -------
   Income before minority interest.....................................   1,452
   Minority interest in income of consolidated limited partnership.....    (490)
                                                                        -------
     Net income........................................................ $   962
                                                                        =======
   Basic earnings per share............................................ $ 1,660
                                                                        =======


ANDERSON-TULLY COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED) (IN THOUSANDS, EXCEPT SHARE DATA)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                     MARCH 31,    DECEMBER 31,
ASSETS                                                                                                  1998          1997

CURRENT ASSETS:
  Cash and cash equivalents                                                                           $  2,743        $  1,711
  Certificates of deposit                                                                                  117             117
  Accounts receivable                                                                                   11,202          11,049
  Notes receivable                                                                                       4,059           4,899
  Inventories                                                                                            4,549           5,408
  Deferred income taxes                                                                                  1,258           1,258
  Prepaid expenses                                                                                       1,026           1,190
                                                                                                      --------        --------

          Total current assets                                                                          24,954          25,632

TIMBERLAND AND TIMBER - At cost                                                                         27,924          27,858
  Less accumulated depletion                                                                           (18,700)        (18,577)
                                                                                                      --------        --------

          Timberland and timber - net                                                                    9,224           9,281

PLANT PROPERTY - NET                                                                                    64,154          64,300

COMMERCIAL REAL ESTATE                                                                                  29,628          29,801

OTHER ASSETS                                                                                             3,826           3,085
                                                                                                      --------        --------

TOTAL ASSETS                                                                                          $131,786        $132,099
                                                                                                      ========        ========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable                                                                                    $  6,063        $  7,326
  Current portion of long-term debt                                                                     13,629           7,356
  Accrued expenses:
    Wages, insurance, and other                                                                          4,088           3,474
    Taxes other than income                                                                                812           1,585
    Income and franchise taxes                                                                           2,160           2,191
  Deferred revenues                                                                                        576             917
                                                                                                      --------        --------

          Total current liabilities                                                                     27,328          22,849

DEFERRED INCOME TAXES                                                                                   13,971          13,971

LONG-TERM LIABILITIES                                                                                      880           1,507

LONG-TERM DEBT, Less current portion                                                                    88,872          96,787

MINORITY INTEREST IN EQUITY OF CONSOLIDATED LIMITED PARTNERSHIP                                          2,927           2,862

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
  Capital stock - $2,000 par value; 1,200 shares authorized; 579.54 shares outstanding                   1,159           1,159
  Retained deficit                                                                                      (3,351)         (7,036)
                                                                                                      --------        --------

          Total stockholders' deficit                                                                   (2,192)         (5,877)
                                                                                                      --------        --------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                                           $131,786        $132,099
                                                                                                      ========        ========

See notes to consolidated financial statements.


ANDERSON-TULLY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED) (IN THOUSANDS, EXCEPT SHARE DATA)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                           1998        1997

NET REVENUES:
  Timber and wood products                                                                               $ 20,541    $ 18,537
  River construction                                                                                        3,672       3,794
  Commercial real estate                                                                                      579         498
  Equity in earnings of commercial real estate investments                                                    177         153
  Other                                                                                                       408         379
                                                                                                         --------    --------

          Total                                                                                            25,377      23,361

COSTS AND EXPENSES:
  Timber and wood products                                                                                 14,158      14,712
  River construction                                                                                        3,358       3,478
  Commercial real estate                                                                                      267         395
  Selling, administrative, and general                                                                      1,351       1,699
  Other                                                                                                       171         311
                                                                                                         --------    --------

          Total                                                                                            19,305      20,595

INCOME FROM OPERATIONS                                                                                      6,072       2,766

OTHER INCOME (EXPENSE):
  Interest income                                                                                              35          42
  Interest expense                                                                                         (1,599)       (897)
  Gain on sales of assets                                                                                               1,327
                                                                                                         --------    --------

          Total other income (expense) - net                                                               (1,564)        472
                                                                                                         --------    --------

INCOME BEFORE INCOME TAX EXPENSE AND MINORITY INTEREST                                                      4,508       3,238

INCOME TAX EXPENSE                                                                                                     (1,029)
                                                                                                         --------    --------

INCOME BEFORE MINORITY INTEREST                                                                             4,508       2,209

MINORITY INTEREST IN INCOME OF CONSOLIDATED LIMITED PARTNERSHIP                                               (65)       (452)
                                                                                                         --------    --------

NET INCOME                                                                                               $  4,443    $  1,757
                                                                                                         ========    ========


BASIC EARNINGS PER SHARE                                                                                 $  7,666    $  3,032
                                                                                                         ========    ========


WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                                              579.54      579.54
                                                                                                         ========    ========

See notes to consolidated financial statements.


ANDERSON-TULLY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                        COMMON STOCK
                                                                                    --------------------    RETAINED
                                                                                      NUMBER                EARNINGS
                                                                                    OF SHARES     AMOUNT    (DEFICIT)    TOTAL
1997

BALANCES AT DECEMBER 31, 1996                                                          579.54    $1,159    $ 48,526     $ 49,685
  Net income                                                                                                  1,757        1,757
                                                                                    ---------   -------   ---------    ---------

BALANCES AT MARCH 31, 1997                                                             579.54    $1,159    $ 50,283     $ 51,442
                                                                                    =========   =======   =========    =========
1998

BALANCES AT DECEMBER 31, 1997                                                          579.54    $1,159    $ (7,036)    $ (5,877)
  Cash dividends declared ($1,308 per share)                                                                   (758)        (758)
  Net income                                                                                                  4,443        4,443
                                                                                    ---------   -------   ---------    ---------

BALANCES AT MARCH 31, 1998                                                             579.54    $1,159    $ (3,351)    $ (2,192)
                                                                                    =========   =======   =========    =========

See notes to consolidated financial statements.


ANDERSON-TULLY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED) (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                        1998       1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                                          $ 4,443    $ 1,757
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                                       1,753      2,358
    Depletion                                                                                             123        105
    Deferred income taxes                                                                                            646
    Minority interest in earnings of consolidated limited partnership                                      65        452
    (Gain) loss on sale of assets                                                                                 (1,327)
    Changes in assets and liabilities:
      Accounts receivable                                                                                (153)    (2,291)
      Inventories                                                                                         859      1,073
      Other assets                                                                                       (432)       276
      Accounts payable and accrued expenses                                                            (1,422)    (2,883)
      Accrued and refundable income taxes                                                                 (31)       570
      Deferred revenues                                                                                  (341)      (368)
      Long-term liabilities                                                                              (627)        (3)
                                                                                                      -------    -------

          Net cash provided by operating activities                                                     4,237        365

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of plant property                                                                              320
  Purchases of plant property                                                                          (1,579)    (3,639)
  Proceeds from sales of timber and timberland                                                                     1,023
  Purchases of timber and timberland                                                                      (66)
  Purchases of commercial real estate                                                                             (1,032)
  Collections of notes receivable                                                                         840
  Proceeds from maturities of short-term investments                                                      100        100
  Purchases of short-term investments                                                                    (100)      (100)
                                                                                                      -------    -------

          Net cash used in investing activities                                                          (805)    (3,328)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid                                                                                         (758)      (806)
  Net proceeds from (principal payments on) lines of credit                                              (846)     2,392
  Proceeds from issuance of long-term debt                                                                         2,268
  Principal payments of long-term debt                                                                   (796)      (871)
                                                                                                      -------    -------

          Net cash provided by (used in) financing activities                                          (2,400)     2,983
                                                                                                      -------    -------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                               1,032         20

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                          1,711         92
                                                                                                      -------    -------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                                              $ 2,743    $   112
                                                                                                      =======    =======


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid during the period                                                                 $   Nil    $    49

  Interest paid during the period                                                                         849        666

See notes to consolidated financial statements.

ANDERSON-TULLY COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)(IN THOUSANDS)
--------------------------------------------------------------------

1. FINANCIAL STATEMENT PRESENTATION

   The consolidated balance sheet as of March 31, 1998 and the consolidated statements of operations, stockholders' equity (deficit), and cash flows for the three months ended March 31, 1998 and 1997 have been prepared by the Company, without audit. It is management's opinion that these statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations, and cash flows as of March 31, 1998 and for all periods presented. The results for the periods presented are not necessarily indicative of the results that may be expected for the full year.

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these consolidated financial statements be read in conjunction with the audited consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus.

2. EARNINGS PER SHARE

   Basic earnings per share have been computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding.

3. INVENTORIES

   Inventories consisted of the following:


                                                                       MARCH 31,         DECEMBER 31,
                                                                         1998                1997
    Lumber                                                             $ 1,496             $ 1,663
    Wood products                                                          900                 774
    Logs                                                                 1,046               1,883
    Supplies                                                               785                 778
    Growing crops                                                          322                 310
                                                                       -------             -------

          Inventories, net                                             $ 4,549             $ 5,408
                                                                       =======             =======


   The LIFO reserve related to the lumber and log inventories totaled $3,409 and $3,825 at March 31, 1998 and December 31, 1997, respectively.

4. INCOME TAXES

   In conjunction with the Company's anticipated election to be treated as a real estate investment trust (a "REIT") as of January 1, 1998, federal income taxes are no longer payable by, nor provided for, the Company on its income from continuing operations from this date. Also, federal income taxes are not payable by, nor provided for, the Partnership or the limited liability companies (the "LLCs"); the partners and owners are taxed on their share of the earnings of these entities. Income taxes will be provided on earnings of the Company's "C corporation" subsidiaries, as their future income will be taxable. As these subsidiaries did not have earnings during the quarter ended March 31, 1998, no income taxes were provided during this period. Previously recorded deferred taxes related to assets and liabilities which remain within the Company net to a liability of approximately $5,750 and will be eliminated when the Company elects to be taxed as a REIT upon the filing of its 1998 federal income tax return.

5. SIGNIFICANT OCCURRENCES AND SUBSEQUENT EVENTS

   On March 31, 1998, the shareholders approved and adopted the "Agreement and Plan of Merger" dated as of February 9, 1998 for the merger of the Company into Beaver Acquisition Corporation, a wholly owned subsidiary of Timberland Growth Corporation. The consummation of the merger is subject to certain conditions including the successful completion of the initial public offering by Timberland Growth Corporation. In anticipation of the transactions described above, legal and accounting fees totalling $1,693 as of March 31, 1998 have been deferred and are recorded as other assets in the accompanying financial statements.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ANDERSON-TULLY COMPANY


Date:  June 2, 1998              By: /s/ Parnell S. Lewis, Jr.
                                    -------------------------------
                                 Name:  Parnell S. Lewis, Jr.
                                 Title: Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------

2.1 Agreement and Plan of Merger, dated as of February 9, 1998 among the Registrant, Potlatch Corporation, Timberland Growth Corporation and Beaver Acquisition Corporation.*

3.1                 Restated Articles of Incorporation of the Registrant.*

3.2                 Revised and Restated Bylaws of the Registrant.*

10.1 Asset Purchase Agreement, dated as of February 9, 1998, by and among Potlatch Corporation, Anderson-Tully Veneers, L.P. and Anderson-Tully Management Services, LLC.*

10.2 Sawmills Subsidiary Asset Purchase Agreement, dated as of February 9, 1998, by and among Potlatch Corporation and Anderson-Tully Lumber Company.*

10.3 Logging Subsidiary Asset Purchase Agreement, dated as of February 9, 1998, between Potlatch Corporation and Anderson-Tully Timber Company.*

10.4 Timber Harvest Agreement between Anderson-Tully Timber Company and the Registrant dated January 1, 1998.*

10.5 Employment Agreement, dated March 28, 1994 between the Registrant and Parnell S. Lewis, Jr., Change in Control Agreement dated December 10, 1996 between the Registrant and Parnell S. Lewis, Jr. and Supplemental and Clarifying Agreement, dated December 31, 1997, between the Registrant and Parnell S. Lewis, Jr.*

10.6 Employment Agreement, dated July 10, 1987 between the Registrant and E. D. Coombs, Jr., Change in Control Agreement dated December 11, 1996 between the Registrant and E. D. Coombs, Jr. and Supplemental and Clarifying Agreement, dated December 31, 1997, between the Registrant and E. D. Coombs, Jr.*

10.7 Change in Control Agreement dated January 11, 1997 between the Registrant and Tony R. Parks and Supplemental and Amending Agreement, dated December 31, 1997, between the Registrant and Tony R. Parks.*

10.8 Change in Control Agreement dated May 6, 1997 between the Registrant and Claude Tully Hall and Supplemental and Amending Agreement, dated December 31, 1997, between the Registrant and Claude Tully Hall.*

10.9 Change in Control Agreement dated June 10, 1997 between the Registrant and Martin S. Lewis and Supplemental and Amending Agreement, dated as of December 31, 1997, between the Registrant and Martin S. Lewis.*

10.10 Change in Control Agreement dated December 11, 1996 between the Registrant and Charles Robert Dickinson, Jr. and Supplemental and Clarifying Agreement, dated as of December 31, 1997, between the Registrant and Charles Robert Dickinson Jr.*

10.11 Change in Control Agreement dated December 10, 1996 between the Registrant and Marye Helen Owen and Supplemental and Amending Agreement, dated as of December 31, 1997, between the Registrant and Marye Helen Owen.*

10.12 Change in Control Agreement dated December 12, 1996 between the Registrant and Bartlett Tully Lewis and Supplemental and Amending Agreement, dated as of December 31, 1997, between the Registrant and Bartlett Tully Lewis.*

21.1                Subsidiaries of the Registrant.*

27.1                Financial Data Schedule.

---------------------

* Previously filed with the initial filing of this Registration Statement on April 23, 1998.